2001 ANNUAL REPORT

PEOPLES BANCORPORATION, INC.

UNITED TOWARD THE FUTURE.

Officers of Peoples Bancorporation, Inc. and Subsidiaries

Peoples Bancorporation, Inc

- Robert E. Dye, Sr.
  Chairman, President, and CEO
- R. Riggie Ridgeway
  Executive Vice President, Secretary and Treasurer
- William B. West
  Senior Vice President and Chief Financial Officer
- Robert E. Dye, Jr.
  Director of Expansion and Development
- Margaret O. Bloxdorf
  Vice President, Human Resources
- Patricia A. Jensen
  Vice President, Financial and Accounting
- Penny L. Gibbs
  Vice President, Central Operations
- Teresa D. Mills
  Vice President, Marketing
- Joseph L. Hall
  Director of Information Technology
- Vicki C. Charlotte
  Assistant Vice President, Internet Banking Coordinator
- Lillian P. Ballentine
  Assistant Vice President, Central Operations
- C. Yvonne Eaves
  Compliance Officer and General Auditor
- Lyn S. Whitlow
  Director of Training and Security

Bank of Anderson, N.A.

- Robert E. Dye, Sr.
  Chairman
- David C. King
  President and CEO
- William B. West
  Executive Vice President
- Leo A. Smith
  Senior Vice President and Senior Loan Officer
- Sheryl D. Johnson
  Vice President, Commercial Loan Officer
- Cynthia J. Reaber
  Assistant Vice President and Secretary to the Board
- Linda T. Smith
  Assistant Vice President and Branch Manager

The Peoples National Bank

- Robert E. Dye, Sr.
  Chairman
- R. Riggie Ridgeway
  President and CEO
- Daniel B. Minnis
  Senior Vice President and Senior Loan Officer
- James E. McWhite
  Senior Vice President and City Executive, Powdersville, SC
- John E. Sparks
  Senior Vice President and City Executive, Pickens, SC
- Howard K. Greene
  Senior Vice President and City Executive, Easley, SC
- Margaret O. Bloxdorf
  Vice President, Human Resources
- Patricia A. Jensen
  Vice President and Cashier
- Lauren M. Murphy
  Vice President, Pickens, SC
- Jeffrey W. Turner
  Vice President, Business Development
- Leslie H. Duncan
  Vice President, Mortgage Lending
- Janet E. Childs
  Assistant Vice President, Pendleton Street Office
- Ruby M. Davenport
  Assistant Vice President and Loan Officer
- James W. Blakely, III
  Assistant Vice President, Collections/Recoveries Manager
- Denise H. Green
  Assistant Vice President, Powdersville, S.C.
- M. Jane Moore
  Assistant Vice President, Credit Administration

Seneca National Bank

- Robert E. Dye, Sr.
  Chairman
- F. Davis Arnette, Jr.
  President and CEO
- William B. West
  Cashier
- Cynthia H. Swafford
  Vice President, Senior Loan Officer
- Susan K. Hammond
  Vice President and Secretary to the Board

PEOPLES BANCORPORATION, INC.

PNB

BANK OF ANDERSON

SENECA NATIONAL BANK

OUR MISSION

To epitomize
community banking
in our
selected markets,
while providing
excellence in
shareholder investment
and an
unusually pleasant
environment for
our staff
and customers.

LETTER TO SHAREHOLDERS



Robert E. Dye
Chairman, President and CEO, Peoples Bancorporation, Inc.



R. Riggie Ridgeway
President and CEO, Peoples National Bank



David C. King
President and CEO Bank of Anderson, N.A.



F. Davis Arnette, Jr.
President and CEO Seneca National Bank

2001 was certainly the most tumultuous year of our Company's history. With eleven rate cuts bringing Prime Rate from 9.5% at the beginning of the year to 4.75% at year end, most financial institutions were scrambling to keep cost of funds matched with declining yields on earning assets. More importantly, our country's very soul was scarred from the September 11 tragedies. May each of us, and our country as a whole, rededicate to the great founding principles of our nation and faith, growing stronger in the process.

The Company overall, and our three banks individually, reacted quickly and appropriately to the rapidly changing rate environment and completed an excellent year. **Total Assets for Peoples Bancorporation reached $312 million by year end, a 20% increase over the year-end 2000 totals.** We not only duplicated the previous year's growth in Total Assets, **our Company's compound annual growth rate from the end of our first year of operation in 1986 through 2001 is 21.75% per year!!** That's an extraordinary pace for fifteen years.

...the Company's earnings over the last three years is greater than the sum of the earnings for the first thirteen years!

Earnings growth for the company outpaced asset growth, as **2001's net income of $3,069,000 was an increase of 26.25% over the net income of $2,431,000 in 2000.** This strong increase again reflects the maturing of Bank of Anderson and Seneca National Bank, coupled with the continued sterling performance of Peoples National Bank. As an illustration of earnings growth, consider the fact that the Company's earnings over the last three years is greater than the sum of the earnings for the first thirteen years!

People's National Bank grew by nearly 19% in Total Assets.

More specifically on the individual banks' performance over the year, **Peoples National Bank grew by nearly 19% to $211 million in Total Assets, with earnings improvement of 21.3% to $2,646,000.** Peoples ranked second in the state, among 75 financial institutions, in non-interest income as a percentage of Total Assets and fifth in return on equity. This strong performance primarily reflected fee income from the mortgage area and other services.

Bank of Anderson grew Total Assets by 12.5%.

Bank of Anderson grew Total Assets by 12.5% to $65 million and registered an increase in earnings of 73.8% to $384,000. Entering just its fourth year of operation, this bank was already approaching returns on assets and equity that are industry standards. With the opportunity afforded by a $1.2 billion deposit market, great things are possible for Bank of Anderson.

Seneca National Bank grew by 23.0% in Total Assets.

Seneca National Bank grew by 23.0% to $33 million in Total Assets, with an increase in earnings of 122.4% to $90,000. As the bank approached its third anniversary, growth continues very strong, fueled both by "old Seneca" and the rapidly growing Lake Keowee and Lake Hartwell areas. During the year, the board welcomed Marcia Hydrick of Thrift Brothers as a strong addition.

It took ten years for Peoples National Bank to reach $100 million in Total Assets, but only five more to reach the second $100 million. During that same five years, Bank of Anderson and Seneca National Bank have combined to add a third $100 million. This means the Company has tripled in size in the last five years. With our dynamic markets and the continued consolidation of some of the really large financial institutions in our markets, strong growth for our Company is certainly available.

The real estate operation of the Company, both retail and wholesale mortgage loans, which had doubled in 2000 over 1999, was predicted to possibly double again last year. It more than doubled, as that outstanding department processed more than $370 million in closed mortgage loans. Twenty-one dedicated folks now staff that very effective arm of the Company and its reputation continues to bring additional consumers and brokers alike.

During the year, we added **home banking over the Internet** and launched a new product called **Overdraft Privilege**. From a key personnel standpoint, Sheryl Johnson joined Bank of Anderson as Vice President and Commercial Lender, Marvin Ellenburg retired from Peoples Bancorporation, and Cindy Swafford was promoted to Senior Loan Officer at Seneca National Bank. Our Company staff has grown to 126 people and they are a phenomenal group.

During the year, the quarterly cash dividend was increased from **$0.04 to $0.05 per share and a total of $0.18 per share was paid for the year**. In addition, **our tenth consecutive 5% stock dividend was declared at year-end**. Because our stock continues to be very lightly traded, it is difficult for our Company to connect the demand to the supply effectively. Please note that AnPac Securities Group, Inc. (Eric Lawless at 800-897-0384) is making a market in our stock, so that you may route purchase requests or sales to them.

We continue to feel that we are well positioned for an exciting future. The references to our growth history speak to the dynamics of our market, and simple projections of that same growth rate portray the "snowball" effect of size. Growth begats growth as our name and reputation spread. With increasing mass, new efficiencies become possible, along with increased capabilities. We want to be the bank of choice in each of our markets.

We are grateful for our markets, our success to date, our dedicated staff, our Boards of Directors, our shareholders and our customer base.

We are very grateful for our markets, our success to date, our dedicated staffs, our very strong Boards of Directors, our loyal shareholders, and our customer base. Please continue to utilize your bank for every service you can, refer us to your friends and neighbors with full confidence that we will try to excel for them, and rejoice in the strength of our great nation.

Robert E. Dye
Chairman, President and CEO,
Peoples Bancorporation, Inc.

R. Riggie Ridgeway:
President and CEO,
Peoples National Bank

David C. King
President and CEO,
Bank of Anderson, N.A.

F. Davis Arnette, Jr.
President and CEO,
Seneca National Bank

FINANCIAL HIGHLIGHTS

(All amounts, except per share data, in thousands)

	1995	1996	1997	1998	1999	2000	2001
BALANCE SHEET:							
TOTAL ASSETS	$84,162	$99,723	$113,417	$151,671	$213,913	$259,500	$312,166
TOTAL DEPOSITS	71,173	80,194	96,190	120,100	168,776	205,634	236,802
TOTAL LOANS (NET)	56,336	65,404	75,862	86,924	140,336	183,003	210,248
INVESTMENT SECURITIES	18,776	19,087	24,173	36,099	35,654	36,515	35,493
TOTAL EARNING ASSETS	78,901	94,989	105,592	142,097	198,480	239,756	296,181
SHAREHOLDERS' EQUITY	7,531	8,378	9,510	22,471	23,346	25,815	28,551
INCOME STATEMENT:							
NET INTEREST INCOME	$ 3,560	$ 4,022	$ 4,853	$ 5,327	$ 7,455	$ 9,561	$ 9,899
PROVISION FOR LOAN LOSSES	108	260	324	194	571	681	892
OTHER OPERATING INCOME	512	591	757	1,224	1,768	2,631	5,267
OTHER OPERATING EXPENSES	2,700	2,751	3,072	4,475	6,534	7,803	9,567
INCOME BEFORE TAXES	1,265	1,602	1,943	1,882	2,118	3,708	4,707
INCOMES TAXES	411	537	639	621	743	1,277	1,638
NET INCOME	854	1,065	1,304	1,261	1,375	2,431	3,069
INCOME PER COMMON SHARE*	$ 0.47	$ 0.52	$ 0.63	$ 0.49	$ 0.42	$ 0.77	$ 0.96
SELECTED RATIOS:							
RETURN ON AVERAGE ASSETS	1.05%	1.21%	1.21%	0.96%	0.74%	1.01%	1.07%
RETURN ON AVERAGE EQUITY	12.64%	13.30%	14.34%	8.71%	5.91%	9.78%	11.31%

** Per share data has been restated to reflect 5% stock dividends in 1995, 1996, 1997, 1998, 1999, 2000, 2001 and the two-for-one stock split in 1997.*

EARNINGS HISTORY


$453,000
$3,481,000
$9,440,000
First 5 1/2 years
Second 5 years
Third 5 years

TOTAL ASSETS, DEPOSITS, & LOANS

Dollars in thousands


ASSETS
DEPOSITS
LOANS
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01

ANNUAL NET INCOME

Dollars in thousands


$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$(500)
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01

The Peoples National Bank

SENECA NATIONAL BANK

AND

BANK OF ANDERSON

bring the simplicity and security of internet banking into our customers' homes.

◦ *Online bill payment and reporting.*

◦ *Finger tip account management.*

◦ *Secure access.*

WE'VE MADE IT SIMPLE FOR OUR PEOPLE.

2001 brought easy access to deposit, loan and savings accounts home to those we value most...our customers.


Balance Reporting
Account Summary
Totals
132,061.73
106,647.71
Loan Summary
Totals
0.00
100,000.00
Prev. Day

Whether it's the flexibility of on-line bill payments, or the control of transferring funds, when and where they are needed, internet banking adds a vital and progressive service to our stellar constellation of banking services.

Designed to close the circle of desired banking services, our internet banking defines comprehensive financial management on the web with ease and simplicity.

CONVENIENCE: Access your deposit, loan, and savings accounts and view transactions and balances on-line.

CONTROL: Transfer funds, generate reports and download statements into personal financial management software packages, such as Microsoft Money® or Quicken®.



FLEXIBILITY: With our optional Bill Pay Service, pay your bills on-line rather than writing and mailing checks. Make one-time payments, or schedule recurring payments at regular intervals.

FEATURES: Take advantage of the comprehensive features that Internet Banking offers. Receive email alerts when your account reaches a balance you designate.

IT'S JUST A CLICK AWAY...

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors
Peoples Bancorporation, Inc.
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of *Peoples Bancorporation, Inc. and Subsidiaries* as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *Peoples Bancorporation, Inc. and Subsidiaries* as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLP

January 29, 2002
Greenville, South Carolina

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share information)

	DECEMBER 31, 2001	DECEMBER 31, 2000
ASSETS		
CASH AND DUE FROM BANKS	$ 5,199	$ 9,462
INTEREST - BEARING DEPOSITS IN OTHER BANKS	24	43
FEDERAL FUNDS SOLD	7,203	1,180
Total cash and cash equivalents	12,426	10,685
SECURITIES		
Available for sale	30,339	31,673
Held for investment (fair value of $3,417 in 2001 and $3,794 in 2000)	3,339	3,754
Other investments, at cost	1,815	1,088
MORTGAGE LOANS HELD FOR SALE	40,925	16,992
LOANS (less allowance for loan losses of $2,288 in 2001 and $2,023 in 2000)	210,248	183,003
PREMISES AND EQUIPMENT, net of accumulated depreciation	7,961	8,138
ACCRUED INTEREST RECEIVABLE	1,683	1,816
OTHER ASSETS	3,430	2,351
TOTAL ASSETS	$ 312,166	$ 259,500
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS		
Noninterest-bearing	$ 34,579	$ 28,716
Interest-bearing	202,223	176,918
Total deposits	236,802	205,634
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	20,646	14,157
FEDERAL FUNDS PURCHASED	-	3,660
ADVANCES FROM FEDERAL HOME LOAN BANK	23,985	8,000
ACCRUED INTEREST PAYABLE	1,218	1,721
OTHER LIABILITIES	964	513
Total liabilities	283,615	233,685
COMMITMENTS AND CONTINGENCIES – Notes 11 and 12		
SHAREHOLDERS' EQUITY		
Common stock - 10,000,000 shares authorized; $1.67 par value per share; 3,328,609 shares and 3,168,046 shares outstanding	5,559	5,290
Additional paid-in capital	22,786	20,587
Retained earnings	32	-
Accumulated other comprehensive income (loss)	174	(62)
Total shareholders' equity	28,551	25,815
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 312,166	$ 259,500

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands except share information)

	For the years ended December 31,		
	2001	2000	1999
INTEREST INCOME			
Interest and fees on loans	$ 17,708	$ 16,157	$ 10,611
Interest on securities			
Taxable	1,918	2,086	1,969
Tax-exempt	167	195	214
Interest on federal funds sold	420	397	783
Total interest income	20,213	18,835	13,577
INTEREST EXPENSE			
Interest on deposits	9,226	8,256	5,427
Interest on federal funds purchased and securities sold under repurchase agreements	679	789	521
Interest on advances from Federal Home Loan Bank	409	229	174
Total interest expense	10,314	9,274	6,122
Net interest income	9,899	9,561	7,455
PROVISION FOR LOAN LOSSES	892	681	571
Net interest income after provision for loan losses	9,007	8,880	6,884
NONINTEREST INCOME			
Service fees and other	1,972	1,297	911
Mortgage banking	3,295	1,334	857
Total noninterest income	5,267	2,631	1,768
NONINTEREST EXPENSES			
Salaries and benefits	5,578	4,502	3,779
Occupancy	514	370	298
Equipment	643	606	560
Marketing and advertising	232	231	270
Communications	223	241	177
Other operating	2,377	1,853	1,450
Total noninterest expenses	9,567	7,803	6,534
Income before income taxes	4,707	3,708	2,118
PROVISION FOR INCOME TAXES	1,638	1,277	743
NET INCOME	**$ 3,069**	**$ 2,431**	**$ 1,375**
BASIC NET INCOME PER COMMON SHARE	**$ 0.96**	**$ 0.77**	**$ 0.42**
DILUTED NET INCOME PER COMMON SHARE	**$ 0.94**	**$ 0.74**	**$ 0.40**

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

For the years ended December 31, 2001, 2000 and 1999
(Amounts in thousands except share information)

	Common stock Shares	Common stock Amount	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Total share-holders' equity
BALANCE, DECEMBER 31, 1998	2,764,016	$ 4,616	$ 17,092	$ 811	$ (48)	$ 22,471
Net income	-	-	-	1,375	-	1,375
Other comprehensive income, net of tax:						
Unrealized holding losses on securities available for sale	-	-	-	-	(462)	(462)
Comprehensive income	-	-	-	-	-	913
Stock dividend (5%)	141,857	237	1,543	(1,780)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(8)	-	(8)
Cash dividends ($.14 per share)	-	-	-	(398)	-	(398)
Proceeds from stock options exercised	81,754	136	232	-	-	368
BALANCE, DECEMBER 31, 1999	2,987,627	4,989	18,867	-	(510)	23,346
Net income	-	-	-	2,431	-	2,431
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available for sale	-	-	-	-	448	448
Comprehensive income	-	-	-	-	-	2,879
Stock dividend (5%)	150,420	251	1,736	(1,987)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(8)	-	(8)
Cash dividends ($.145 per share)	-	-	-	(436)	-	(436)
Proceeds from stock options exercised	29,999	50	(16)	-	-	34
BALANCE, DECEMBER 31, 2000	3,168,046	5,290	20,587	-	(62)	25,815
Net income	-	-	-	3,069	-	3,069
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available for sale	-	-	-	-	236	236
Comprehensive income	-	-	-	-	-	3,305
Stock dividend (5%)	157,891	264	2,193	(2,457)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(10)		(10)
Cash dividends ($.18 per share)	-	-	-	(570)	-	(570)
Proceeds from stock options exercised	2,672	5	6	-	-	11
BALANCE, DECEMBER 31, 2001	**3,328,609**	**$ 5,559**	**$ 22,786**	**$ 32**	**$ 174**	**$ 28,551**

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands except share information)

	For the years ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,069	$ 2,431	$ 1,375
Adjustments to reconcile net income to net cash used for operating activities			
Gain on sale of premises and equipment	-	-	(13)
Provision for loan losses	892	681	571
Benefit from deferred income taxes	(110)	(181)	(79)
Depreciation	564	524	464
Amortization and accretion (net) of premiums and discounts on securities	12	31	195
Origination of mortgage loans held for sale	(370,363)	(112,367)	(75,720)
Sale of mortgage loans held for sale	346,430	102,037	69,058
(Increase) decrease in accrued interest receivable	133	(262)	(622)
Increase in other assets	(460)	(357)	(724)
Increase (decrease) in accrued interest payable	(503)	567	287
Increase (decrease) in other liabilities	448	491	(58)
Net cash used for operating activities	(19,888)	(6,405)	(5,266)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of securities held for investment	(101)	-	(327)
Purchases of securities available for sale	(33,116)	(5,628)	(10,383)
Proceeds from the maturity of securities available for sale	6,684	3,980	7,405
Proceeds from the call of securities available for sale	27,900	1,433	3,060
Net increase in loans	(28,764)	(43,587)	(53,899)
Proceeds from the sale of premises and equipment	-	-	43
Purchase of premises and equipment	(387)	(1,693)	(2,373)
Net cash used for investing activities	(27,784)	(45,495)	(56,474)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	31,168	36,858	48,684
Net increase (decrease) in federal funds purchased	(3,660)	3,660	-
Net increase (decrease) in securities sold under repurchase agreements	6,489	(1,277)	9,455
Net increase in advances from Federal Home Loan Bank	15,985	3,000	3,000
Proceeds from the sale of stock and exercise of stock options	11	34	368
Cash dividends paid	(570)	(436)	(398)
Cash in lieu of fractional shares on stock dividends	(10)	(8)	(8)
Net cash provided by financing activities	49,413	41,831	61,101
Net increase (decrease) in cash and cash equivalents	1,741	(10,069)	(639)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,685	20,754	21,393
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 12,426**	**$ 10,685**	**$ 20,754**
CASH PAID FOR			
Interest	**$ 10,817**	**$ 8,707**	**$ 5,835**
Income taxes	**$ 1,722**	**$ 1,169**	**$ 836**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

PRINCIPLES OF CONSOLIDATION AND NATURE OF OPERATIONS

The consolidated financial statements include the accounts of Peoples Bancorporation, Inc. (the "Company") and its wholly-owned subsidiaries, The Peoples National Bank, Bank of Anderson, N.A., and Seneca National Bank (collectively referred to as the "Banks"). The Company formed Bank of Anderson, N.A. and Seneca National Bank during 1998 with the proceeds, net of issuance costs, from two stock offerings totaling $11,948,814. The capital from the offerings was invested $5.5 million in Bank of Anderson, $3.5 million in Seneca National Bank and $1 million in The Peoples National Bank. Bank of Anderson, N. A. and Seneca National Bank commenced operations in the third quarter of 1998 and the first quarter of 1999, respectively. All significant intercompany balances and transactions have been eliminated. The Banks operate under national bank charters and provide full banking services to customers. The Banks are subject to regulation by the Office of the Comptroller of the Currency. The Company is subject to regulation by the Federal Reserve Board.

ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of interest and noninterest income and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

The Banks make loans to individuals and small businesses located primarily in upstate South Carolina for various personal and commercial purposes. The Banks have diversified loan portfolios and borrowers' abilities to repay loans is not dependent upon any specific economic sector.

SECURITIES

The Company accounts for securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Debt securities are classified upon purchase as available for sale, held for investment, or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of shareholders' equity (accumulated other comprehensive income (loss)) net of deferred income taxes. Securities classified as held for investment are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a methodology which approximates a level yield of interest over the estimated remaining period until maturity. To qualify as held for investment, the Company must have the ability and intent to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest is calculated using the simple interest method on daily balances of the principal amounts outstanding. An allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loan loss experience; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations.

Under SFAS No. 114, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, CONTINUED

LOANS AND ALLOWANCE FOR LOAN LOSSES CONTINUED

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-l line method over the estimated useful lives of the assets. Additions to premises and equipment and major replacements or betterments are added at cost. Maintenance, repairs, and minor replacements are charged to expense when incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

OTHER REAL ESTATE OWNED

Other real estate owned represents properties acquired through foreclosure and is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when itis determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense. At December 31, 2001 and 2000 real estate owned by the Company totaled $950,000 and $477,000, respectively, and is included in other assets. During 2001 and 2000, the Company transferred loans to real estate acquired in foreclosure of $714,000 and $282,900, respectively.

INCOME TAXES

The provision for income taxes includes deferred taxes on temporary differences between the recognition of certain income and expense items for tax and financial statement purposes. Income taxes are computed on the liability method as described in SFAS No. 109, "Accounting for Income Taxes."

STATEMENTS OF CASH FLOWS

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and Due From Banks," "Interest-bearing Deposits in Other Banks" and "Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the current presentation. These reclassifications have no effect on previously reported net income.

RISK AND UNCERTAINTIES

In the normal course of its business the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company, and the valuation of loans held for sale and mortgage-backed securities available for sale.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions, resulting from the regulators' judgments based on information available to them at the time of their examination.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a replacement of SFAS No. 125." It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures but will carry over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures related to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of the provisions of SFAS No. 140 in 2001 did not have a material effect on the Company.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This SFAS addresses accounting and reporting for all business combinations and defines the purchase method as the only acceptable method. This statement is effective for all business combinations initiated after June 30, 2001. The Company had no transactions affected by this statement in 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This SFAS addresses how goodwill and other intangible assets should be accounted for at their acquisition (except for those acquired in a business combination) and after they have been initially recognized in the financial statements. The statement is effective for all fiscal years beginning after December 15, 2001. The impact of this SFAS will not be material to the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, CONTINUED

In July 2001, the SEC issued Staff Accounting Bulletin ("SAB") No. 102 "Selected Loan Loss Allowance Methodology and Documentation Issues." This staff accounting bulletin clearly defines the required development, documentation, and application of a systematic methodology for determining allowances for loan and lease losses in accordance with accounting principles generally accepted in the United States of America. The Company's management believes it is in compliance with the provisions of SAB No. 102.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This SFAS supercedes prior pronouncements associated with impairment or disposal of long-lived assets. The SFAS establishes methodologies for assessing impairment of long-lived assets, including assets to be disposed of by sale or by other means. This statement is effective for all fiscal years beginning after December 15, 2001. This SFAS is not expected to have a material impact on the Company's financial position.

Additional accounting standards that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Banks are required to maintain average reserve balances with the Federal Reserve Bank based upon a percentage of deposits. The average amounts of these reserve balances at December 31, 2001 and 2000 were approximately $1,430,000 and $1,092,000, respectively.

NOTE 3 - SECURITIES

Securities are summarized as follows as of December 31 (tabular amounts in thousands):

	2001			
	Amortized cost	Unrealized holding Gains	Unrealized holding Losses	Fair value
SECURITIES AVAILABLE FOR SALE				
OBLIGATIONS OF OTHER U. S. GOVERNMENT AGENCIES AND CORPORATIONS				
Maturing after one but within five years	$ 12,834	$ 191	$ -	$ 13,025
Maturing after five but within ten years	6,725	16	-	6,741
Maturing after ten years	10,517	56	-	10,573
	$ 30,076	**$ 263**	**$ -**	**$ 30,339**
SECURITIES HELD FOR INVESTMENT				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 726	$ 5	$ -	$ 731
Maturing after one but within five years	2,092	72	-	2,164
Maturing after five but within ten years	421	4	-	425
Maturing after ten years	100	-	3	97
	$ 3,339	**$ 81**	**$ 3**	**$ 3,417**

NOTE 3 - SECURITIES, CONTINUED

	2000			
	Amortized	Unrealized holding		Fair
SECURITIES AVAILABLE FOR SALE	cost	Gains	Losses	value
U. S. TREASURY SECURITIES				
Maturing within one year	$ 250	$ -	$ 1	$ 249
OBLIGATIONS OF OTHER U. S. GOVERNMENT AGENCIES AND CORPORATIONS				
Maturing within one year	1,516	-	8	1,508
Maturing after one but within five years	20,624	-	54	20,570
Maturing after five but within ten years	4,496	-	45	4,451
Maturing after ten years	4,881	14	-	4,895
	31,517	14	107	31,424
	$ 31,767	**$ 14**	**$ 108**	**$ 31,673**
SECURITIES HELD FOR INVESTMENT				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 510	$ 1	$ -	$ 511
Maturing after one but within five years	2,502	34	-	2,536
Maturing after five but within ten years	642	8	-	650
Maturing after ten years	100	-	3	97
	$ 3,754	**$ 43**	**$ 3**	**$ 3,794**

OTHER INVESTMENTS, AT COST

The Banks, as member institutions, are required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB"), the Federal Reserve Bank, and the Bankers Bank. The stock is generally pledged against any borrowings from these institutions (see Note 8). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value.

The Company's investments in stock are carried at par value and are summarized below (tabular amounts in thousands):

	DECEMBER 31,	
	2001	2000
Federal Reserve Bank	$ 396	$ 396
FHLB	1,364	637
Bankers Bank	55	55
	$ 1,815	**$ 1,088**

Securities with carrying amounts of $34,579,000 and $26,512,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows (tabular amounts in thousands):

	DECEMBER 31, 2001	DECEMBER 31, 2000
Commercial and industrial - not secured by real estate	$ 26,997	$ 24,084
Commercial and industrial - secured by real estate	53,445	45,668
Residential real estate - mortgage	60,881	58,540
Residential real estate - construction	48,099	37,308
Loans to individuals for household, family and other personal expenditures	23,114	19,426
	212,536	185,026
Less allowance for loan losses	2,288	2,023
	$ 210,248	$ 183,003

Changes in the allowance for loan losses were as follows:

	For the years ended December 31, 2001	2000	1999
BALANCE, BEGINNING OF YEAR	$ 2,023	$ 1,581	$ 1,093
Provision for loan losses	892	681	571
Loans charged off, net of recoveries	(627)	(239)	(83)
BALANCE, END OF YEAR	$ 2,288	$ 2,023	$ 1,581

At December 31, 2001 and 2000 nonaccrual loans amounted to $993,000 and $993,000, respectively. Foregone interest income was approximately $85,000, $64,000 and $59,500 on nonaccrual loans for 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, there were no impaired loans.

NOTE 5 - PREMISES AND EQUIPMENT

The principal categories and estimated useful lives of premises and equipment are summarized below (tabular amounts in thousands):

	Estimated useful lives	DECEMBER 31, 2001	DECEMBER 31, 2000
Land		$ 1,678	$ 1,678
Building and improvements	15 - 40 years	5,630	5,599
Furniture, fixtures and equipment	3 - 10 years	3,834	3,479
		11,142	10,756
Less accumulated depreciation		3,181	2,618
		$ 7,961	$ 8,138

Depreciation expense of approximately $564,000, $524,000, and $464,000 for 2001, 2000 and 1999, respectively, is included in occupancy and equipment expenses in the accompanying consolidated statements of income.

NOTE 6 - DEPOSITS

The amounts and scheduled maturities of deposits are as follows (tabular amounts in thousands):

	DECEMBER 31,	
Time certificates maturing	2001	2000
Within one year	$ 115,570	$ 102,248
After one but within two years	19,483	19,604
After two but within three years	1,562	1,102
After three but within four years	886	142
After four years	118	819
	137,619	123,915
Transaction and savings accounts	99,183	81,719
	$ 236,802	**$ 205,634**

Certificates of deposit in excess of $100,000 totaled approximately $61,954,000 and $53,627,000 at December 31, 2001 and 2000, respectively. Interest expense on certificates of deposit in excess of $100,000 was approximately, $3,066,000 in 2001, $2,735,000 in 2000, and $1,396,000 in 1999.

Beginning in 2001 and at December 31, 2001, the Banks had approximately $12,781,000 in time certificates from customers outside their market area.

NOTE 7 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows (tabular amounts in thousands):

	DECEMBER 31,	
	2001	2000
U. S. Government securities with an amortized cost of $18,671,000 ($18,786,000 fair value) and $11,322,000 ($11,246,000 fair value) at December 31, 2001 and 2000, respectively, collateralize the agreements.	**$ 20,646**	**$ 14,157**

The Banks enter into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities maintained by a safekeeping agent. The weighted average interest rate of these agreements was 3.84 percent and 4.36 percent at December 31, 2001 and 2000, respectively. The agreements mature daily. Securities sold under agreements to repurchase averaged $17,165,000 and $17,435,000 during 2001 and 2000, respectively. The maximum amounts outstanding at any month-end were $20,646,000 and $32,613,000 during 2001 and 2000, respectively.

NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK

The Banks had advances aggregating $23,985,000 and $8,000,000 at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, the Banks had $18,985,000 and $3,000,000 of advances which bear interest at 1.83 and 6.35 percent, respectively, and mature daily. At December 31, 2001 and 2000, $5,000,000 of the advances bear interest at 4.82 percent and mature in December 2010. An advance at December 31, 2000 was called by the FHLB in the first quarter of 2001. At December 31, 2001 and 2000, the advances were collateralized by one to four family residential mortgage loans aggregating approximately $30,600,000 and $31,628,000, respectively, and by FHLB stock owned by all three Banks. Additional borrowings under similar terms are available by pledging additional collateral and purchasing additional stock in the FHLB.

NOTE 9 - UNUSED LINES OF CREDIT

The Banks have unused short-term lines of credit to purchase Federal Funds from unrelated banks totaling $17,750,000 at December 31, 2001. These lines of credit are available on a one to seven day basis for general corporate purposes.

The Peoples National Bank has the ability to borrow an additional $42,280,000 or 20 percent of total assets from the FHLB as of December 31, 2001. The Bank of Anderson, N.A. has the ability to borrow an additional $6,550,000 or 10 percent of total assets, and the Seneca National Bank has the ability to borrow an additional $3,342,000 or 10 percent of total assets. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

NOTE 10 - INCOME TAXES

Provision for income taxes consists of the following (tabular amounts in thousands):

	For the years ended December 31, 2001	2000	1999
Current tax provision			
Federal	$ 1,531	$ 1,351	$ 759
State	217	107	63
Total current taxes	1,748	1,458	822
Deferred tax benefit	(110)	(181)	(79)
Provision for income taxes	**$ 1,638**	**$ 1,277**	**$ 743**

Income taxes differ from the tax expense computed by applying the statutory federal income tax rate of 34 percent to income before income taxes. The reasons for these differences are as follows:

	For the years ended December 31, 2001	2000	1999
Tax expense at statutory rate	$ 1,601	$ 1,261	$ 720
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal benefit	135	71	635
Tax-exempt interest income	(57)	-	-
Officer's life insurance	(22)	(56)	(65)
Other	(19)	1	(25)
Provision for income taxes	**$ 1,638**	**$ 1,277**	**$ 743**

Deferred tax assets (liabilities) result from temporary differences in the recognition of revenue and expenses for tax and financial statement purposes. The sources and the cumulative tax effect of temporary differences are as follows:

	DECEMBER 31, 2001	2000
Allowance for loan losses	$ 881	$ 688
Tax depreciation in excess of book depreciation	(207)	(173)
Deferred compensation	63	41
Unrealized holding (gains) losses on securities available for sale	(90)	32
Tax deferral of business start-up costs	24	33
Other	(40)	(17)
	631	604
Valuation allowance	-	(153)
Net deferred tax assets are included in other assets.	**$ 631**	**$ 451**

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2001, unfunded commitments to extend credit were $49,529,000. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2001, there was $4,817,000 committed under letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 12 - LEGAL CONTINGENCIES

The Company has, from time to time, various lawsuits and claims arising from the conduct of its business. There are no pending lawsuits or claims that are expected to have any material adverse effect on the financial position or results of operations of the Company.

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2001 and 2000, certain officers, directors, employees, related parties and companies in which they have 10 percent or more beneficial ownership, were indebted to the Banks in the aggregate amount of $7,529,000 and $7,659,000, respectively. During 2001, $2,212,000 of new loans were made to this group and repayments of $2,342,000 were received.

NOTE 14 - COMMON STOCK AND EARNINGS PER SHARE

SFAS No. 128, "Earnings per Share" requires that the Company present basic and diluted net income per common share. The assumed conversion of stock options creates the difference between basic and diluted net income per common share. Income per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic net income per common share was 3,182,094 in 2001, 3,167,850 in 2000 and 3,290,700 in 1999. The weighted average number of common shares outstanding for diluted net income per common share was 3,268,879 in 2001, 3,279,150 in 2000, and 3,412,500 in 1999.

The Company declared or issued five percent common stock dividends in 2001, 2000, and 1999. Net income per common share in prior years has been restated to reflect these transactions.

NOTE 15 - RESTRICTION OF DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Banks. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Banks. At December 31, 2001 the Banks' retained earnings were approximately $11,627,000.

NOTE 16 - STOCK OPTION COMPENSATION PLANS

The Company has a stock option compensation plan through which the Board of Directors may grant stock options to officers and employees to purchase common stock of the Company at prices not less than 100 percent of the fair value of the stock on the date of grant. The outstanding options become exercisable in various increments beginning on the date of grant and expiring five to ten years from the date of grant. The Company also has a directors' stock option plan through which non-employee directors of the Company shall be granted options to purchase 500 shares of common stock for each year served on the board to a maximum of 5,000 options per director. The option price shall not be less than 100 percent of the fair value of the stock on the grant date. The outstanding options become exercisable on the grant date and expire at the earlier of the end of the director's term or ten years from the grant date.

NOTE 16 - STOCK OPTION COMPENSATION PLANS, CONTINUED

The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related Interpretations in accounting for the plans. Accordingly, no compensation cost has been charged to operations. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method available under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

	For the years ended December 31, 2001	2000	1999
Net income (in thousands)			
As reported	$ 3,069	$ 2,431	$ 1,375
Pro forma	3,011	2,388	1,337
Basic net income per common share			
As reported	$ 0.96	$ 0.77	$ 0.42
Pro forma	0.95	0.75	0.41
Diluted net income per common share			
As reported	$ 0.94	$ 0.74	$ 0.40
Pro forma	0.92	0.73	0.39

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2001, 2000 and 1999: dividend yields from $.25 to $.15 per share, expected volatility from 5 to 15 percent, risk-free interest rates from 6.50 to 4.75 percent and expected life of 10 years.

A summary of the status of the plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below (all shares have been adjusted for stock dividends):

	2001		2000		1999	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	190,593	$ 7.57	224,782	$ 6.61	314,599	$ 3.70
Granted	18,900	15.79	8,820	16.25	5,209	12.86
Exercised	(2,806)	4.09	(41,862)	4.41	(94,644)	3.87
Forfeited or expired	-		(1,147)	10.67	(382)	4.06
Outstanding at end of year	**206,687**	$ 8.39	**190,593**	$ 7.57	**224,782**	$ 6.61
Options exercisable at year-end	187,871		175,858		196,621	
Weighted average fair value of options granted during the year	$ 15.79		$ 16.25		$ 12.86	
Shares available for grant	269,052		287,952		295,625	

NOTE 16 - STOCK OPTION COMPENSATION PLANS, CONTINUED

The following table summarizes information at December 31, 2001:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 4.09	43,450	2.5 years	$ 4.09	43,450	$ 4.09
7.05	95,703	5.3	7.05	95,703	7.05
10.73	1,818	6.3	10.73	1,818	10.73
10.70	18,224	6.6	10.70	12,148	10.70
10.70 - 10.71	14,574	6.8	10.70	9,714	10.70
12.98	5,202	7.3	12.98	5,202	12.98
16.33	8,816	8.3	16.33	8,816	16.33
15.24 - 16.24	18,900	9.5	15.79	11,020	15.79
	206,687			**187,871**	

The plans are administered by the Board of Directors or by a committee designated by the Board. The plans provide that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

NOTE 17 - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) retirement plan for all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to fifty percent of the first six percent of such contributions, subject to certain adjustments and limitations. Contributions to the plan of $85,089, $73,155 and $58,447 were charged to operations during 2001, 2000 and 1999, respectively.

Supplemental benefits have been approved by the Board of Directors for certain executive officers of The Peoples National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The Company recorded expense related to these benefits of $42,705, $42,705, and $37,712 in 2001, 2000, and 1999, respectively.

NOTE 18 - REGULATORY MATTERS

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Banks' categories.

NOTE 18 - REGULATORY MATTERS, CONTINUED

The Banks' actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in thousands)			
THE PEOPLES NATIONAL BANK:						
As of December 31, 2001						
Total Capital (to risk-weighted assets)	$ 17,471	11.08%	$ 12,614	8.00%	$ 15,768	10.00 %
Tier I Capital (to risk-weighted assets)	16,149	10.24	6,308	4.00	9,462	6.00
Tier I Capital (to average assets)	16,149	8.06	8,014	4.00	10,018	5.00
As of December 31, 2000						
Total Capital (to risk-weighted assets)	$ 15,364	11.30%	$ 10,877	8.00%	$ 13,596	10.00 %
Tier I Capital (to risk-weighted assets)	14,073	10.35	5,439	4.00	8,158	6.00
Tier I Capital (to average assets)	14,073	8.20	6,865	4.00	8,581	5.00
BANK OF ANDERSON, N.A.						
As of December 31, 2001						
Total Capital (to risk-weighted assets)	$ 6,333	12.31%	$ 4,116	8.00%	$ 5,145	10.00 %
Tier I Capital (to risk-weighted assets)	5,706	11.09	2,058	4.00	3,087	6.00
Tier I Capital (to average assets)	5,706	8.99	2,539	4.00	3,174	5.00
As of December 31, 2000						
Total Capital (to risk-weighted assets)	$ 5,829	13.77%	$ 3,386	8.00%	$ 4,233	10.00 %
Tier I Capital (to risk-weighted assets)	5,322	12.57	1,694	4.00	2,540	6.00
Tier I Capital (to average assets)	5,322	9.68	2,199	4.00	2,749	5.00
SENECA NATIONAL BANK						
As of December 31, 2001						
Total Capital (to risk-weighted assets)	$ 3,712	13.95%	$ 2,129	8.00%	$ 2,661	10.00 %
Tier I Capital (to risk-weighted assets)	3,379	12.70	1,064	4.00	1,596	6.00
Tier I Capital (to average assets)	3,379	10.11	1,337	4.00	1,671	5.00
As of December 31, 2000						
Total Capital (to risk-weighted assets)	$ 3,514	19.12%	$ 1,470	8.00%	$ 1,838	10.00 %
Tier I Capital (to risk-weighted assets)	3,289	17.00	735	4.00	1,102	6.00
Tier I Capital (to average assets)	3,289	12.66	1,039	4.00	1,299	5.00

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in other banks and federal funds sold and purchased.

Securities are valued using quoted fair market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

Fair value for variable rate loans that reprice frequently, loans held for sale, and for loans that mature in less than three months is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans, and all other loans (primarily commercial) maturing after three months is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and securities sold under repurchase agreements maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts and securities sold under repurchase agreements maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value for long-term FHLB advances is based on discounted cash flows using the Company's current incremental borrowing rate. Discount rates used in these computations approximate rates currently offered for similar borrowings of comparable terms and credit quality.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments are as follows (amounts in thousands):

	December 31,			
	2001		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:				
Cash and due from banks	$ 5,199	$ 5,199	$ 9,642	$ 9,462
Interest-bearing deposits in other banks	24	24	43	43
Federal funds sold	7,203	7,203	1,180	1,180
Securities available for sale	30,339	30,339	31,673	31,673
Securities held for investment	3,339	3,417	3,754	3,794
Other investments	1,815	1,815	1,088	1,088
Loans held for sale	40,925	40,925	16,992	16,992
Loans (gross)	212,536	217,172	185,026	183,175
Financial liabilities:				
Deposits	236,802	238,338	205,634	217,531
Securities sold under repurchase agreements	20,646	20,646	14,157	14,157
Federal funds purchased	-	-	3,660	3,660
Advances from Federal Home Loan Bank	23,985	23,985	8,000	8,000
Financial instruments with off-balance sheet risk:				
Commitments to extend credit	49,529	49,529	45,555	45,555
Standby letters of credit	4,817	4,817	4,891	4,891

NOTE 20 - CONDENSED FINANCIAL INFORMATION

Following is condensed financial information of Peoples Bancorporation, Inc. (parent company only) *(amounts in thousands)*:

CONDENSED BALANCE SHEETS	DECEMBER 31, 2001	DECEMBER 31, 2000
ASSETS		
Cash	$ 666	$ 1,203
Due from subsidiaries	191	224
Investment in bank subsidiaries	25,409	22,623
Premises and equipment	1,823	1,871
Other assets	785	69
	$ 28,874	$ 25,990
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 323	$ 175
Shareholders' equity	28,551	25,815
	$ 28,874	$ 25,990

CONDENSED STATEMENTS OF INCOME	For the years ended December 31, 2001	2000	1999
INCOME			
Fees and dividends from subsidiaries	$ 2,575	$ 2,225	$ 1,841
Other income	107	12	6
	2,682	2,237	1,847
EXPENSES			
Salaries and benefits	1,376	1,164	964
Occupancy	111	63	56
Equipment	125	126	104
Other operating	570	459	293
	2,182	1,812	1,417
EQUITY IN UNDISTRIBUTED NET INCOME OF BANK SUBSIDIARIES	2,550	2,007	958
Income before income taxes	3,050	2,432	1,388
INCOME TAX EXPENSE (BENEFIT)	(19)	1	13
Net income	$ 3,069	$ 2,431	$ 1,375

NOTE 20 - CONDENSED FINANCIAL INFORMATION, CONTINUED

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 3,069	$ 2,431	$ 1,375
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiaries	(2,550)	(2,007)	(958)
Depreciation	69	41	32
Amortization	4	4	4
(Increase) decrease in other assets	(720)	6	56
Increase (decrease) in other liabilities	148	(62)	135
Net cash provided by operating activities	20	413	644
INVESTING ACTIVITIES			
Investment in bank subsidiaries	-	-	(5,609)
Sale (purchase) of premises and equipment	(21)	(1,145)	1,358
Net cash used for investing activities	(21)	(1,145)	(4,251)
FINANCING ACTIVITIES			
Proceeds from the sale of stock and exercise of stock options	1	26	360
Cash dividends	(570)	(436)	(398)
Proceeds (repayment) of advances from subsidiaries	33	40	(81)
Net cash used for financing activities	(536)	(370)	(119)
Net decrease in cash	(537)	(1,102)	(3,726)
CASH, BEGINNING OF YEAR	1,203	2,305	6,031
CASH, END OF YEAR	**$ 666**	**$ 1,203**	**$ 2,305**

NOTE 21 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2001 and 2000 is as follows (amounts, except per share data, in thousands):

	Quarter ended			
2001	March 31	June 30	September 30	December 31
Interest income	$ 5,055	$ 5,181	$ 5,128	$ 4,849
Interest expense	2,786	2,849	2,620	2,059
Net interest income	2,269	2,332	2,508	2,790
Provision for loan losses	133	119	149	491
Net interest income after provision for loan losses	2,136	2,213	2,359	2,299
Noninterest income	1,214	1,292	1,281	1,480
Noninterest expenses	2,239	2,396	2,382	2,550
Income before income taxes	1,111	1,109	1,258	1,229
Provision for income taxes	399	397	452	390
Net income	$ 712	$ 712	$ 806	$ 839
Basic net income per common share (1)	$ 0.22	$ 0.22	$ 0.25	$ 0.26
Diluted net income per common share (1)	$ 0.22	$ 0.22	$ 0.25	$ 0.25
Basic weighted average shares outstanding (1)	3,168,046	3,168,046	3,168,937	3,182,094
Diluted weighted average shares outstanding (1)	3,255,229	3,247,522	3,264,417	3,268,879

	Quarter ended			
2000	March 31	June 30	September 30	December 31
Interest income	$ 4,251	$ 4,646	$ 4,914	$ 5,024
Interest expense	1977	2,273	2,430	2,594
Net interest income	2,274	2,373	2,484	2,430
Provision for loan losses	163	155	180	183
Net interest income after provision for loan losses	2,111	2,218	2,304	2,247
Noninterest income	465	628	764	774
Noninterest expenses	1,787	1,952	2,007	2,057
Income before income taxes	789	894	1,061	964
Provision for income taxes	263	312	365	337
Net income	$ 526	$ 582	$ 696	$ 627
Basic net income per common share (1)	$ 0.17	$ 0.19	$ 0.23	$ 0.19
Diluted net income per common share (1)	$ 0.16	$ 0.17	$ 0.22	$ 0.19
Basic weighted average shares outstanding (1)	3,137,822	3,145,753	3,014,996	3,218,616
Diluted weighted average shares outstanding (1)	3,257,821	3,381,771	3,099,781	3,308,138

(1) Per share data has been restated to reflect 5 percent stock dividends.

THE PEOPLES NATIONAL BANK

Board of Directors



Robert E. Dye ℙ
Chairman, President, and CEO
Peoples Bancorporation, Inc.
Chairman, Peoples National Bank



R. Riggie Ridgeway ℙ
Executive Vice President
Peoples Bancorporation, Inc.
President and CEO,
Peoples National Bank



Garnet A. Barnes ℙ
President
Barnes Real Estate, Inc. and
Insurance Investments, Inc.



E. Smyth McKissick, III ℙ
President and Treasurer
Alice Manufacturing. Co., Inc.



William A. Carr ℙ
Retired Mayor
City of Easley



Eugene W. Merritt, Jr. ℙ
President & Co-owner
Merritt Brothers, Inc.



Charles E. Dalton ℙ
President & CEO
Blue Ridge Electric
Cooperative, Inc.



George B. Nalley, Jr. ℙ
Managing Partner
Nalley Commercial Prop.



Robert E. Dye, Jr. ℙ
Director of Expansion
and Development
Peoples Bancorporation, Inc.



Nell W. Smith ℙ
Retired S. C. State Senate



W. Rutledge Galloway ℙ
CEO, Galloway-Tripp, Inc.



A.J. Thompson, Jr., M.D. ℙ
Ophthalmologist

BANK OF ANDERSON, N.A.

Board of Directors



Robert E. Dye ℙ
Chairman
Bank of Anderson, N.A.



David C. King ℙ
President & CEO
Bank of Anderson, N.A.



William B. West ℙ
SVP, CFO
Peoples Bancorporation, Inc.
EVP, Bank of Anderson, N.A.



E. Stephen Darby
President & General Manager
Darby Electric Co., Inc.



Myrtle E. Gillespie
Community Volunteer



J. Calhoun Pruitt, Jr.
Attorney &
Real Estate Developer



Andrew M. McFall, III ℙ
Retired
Anderson Savings & Loan



Robert M. Rainey
Senior Environmental Engineer
RMT, Inc.



D. Kirkland Oglesby
Retired President & CEO
Anderson Area MedicalCenter



Larry D. Reeves ℙ
Senior VP & General Manager
Cromer Food Services

ℙ Denotes Director of Peoples Bancorporation, Inc.

SENECA NATIONAL BANK

Board of Directors



Robert E. Dye
Chairman
Seneca National Bank



F. Davis Arnette, Jr.
President & CEO
Seneca National Bank



Nancy M. Bennett
City Council
City of Clemson



James A. Black, Jr.
Retired
Insurance Executive



Steven Edwards
Vice President
Edwards Communications



W. H. Hudson
President & CEO
Oconee Memorial Hospital



R. David Land
President
Bountyland Petroleum
and Vice President
Bountyland Food Services



William E. Sandifer, III
S. C. House of Representatives



Marcia Hydrick
Vice President
Thrift Brothers, Inc.

Denotes Director of Peoples Bancorporation, Inc.

THE PEOPLES NATIONAL BANK

Pickens Advisory Board - Powdersville Advisory Board



John E. Sparks
Senior Vice President
City Executive, Pickens
Peoples National Bank



James E. McWhite
Senior Vice President
City Executive, Powdersville
Peoples National Bank



Mary D. (Ginger) Fahey
President
Dillard Memorial



Richard A. Bales
President, Industrial
Service & Supply, Inc.



Julius L. Scipio
Retired
Minister



Steven M. Crowe
President
Greenville Valve & Fitting, Co.



Jeffrey D. Holder
Owner
Jeff Holder Builders



Bobby G. Sexton
President
Bobby G. Sexton Co., Inc.



Ronald F. Wilson
Retired Athletic Director
and Head Coach
Pickens High School



Jo Anne S. Fox
President
Barnes & Tripp
Real Estate, Inc.



Perry H. Gravely
Attorney
Gravely Law Firm, P.A.



Brent A. Bobo
Owner/Operator
Powdersville Exxon

PEOPLES
BANCORPORATION, INC.

THE ATTACHED INFORMATION CONSTITUTES A PORTION OF THE PEOPLES BANCORPORATION, INC. ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2001.

P.O. Box 1989 Easley, SC 29641-1989
Phone: 864-859-2265 ◦ Fax: 864-859-0285

THE PEOPLES NATIONAL BANK SENECA NATIONAL BANK BANK OF ANDERSON, N.A.

PART I

ITEM 1. BUSINESS

Forward Looking Statements

From time to time, Peoples Bancorporation, Inc. (the "Company") may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products and similar matters. All statements that are not historical facts are "forward-looking statements." Words such as "estimate," "project," "intend," "expect," "believe," "anticipate," "plan," and similar expressions identify forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performances, development and results of the Company's business include, but are not limited to, the following: risks from changes in economic and industry conditions; changes in interest rates; risks inherent in making loans including repayment risks and value of collateral; dependence on senior management; and recently-enacted or proposed legislation. Statements contained in this filing regarding the demand for Peoples Bancorporation's products and services, changing economic conditions, interest rates, consumer spending and numerous other factors may be forward-looking statements and are subject to uncertainties and risks.

The Company

Peoples Bancorporation, Inc. was incorporated under South Carolina law on March 6, 1992, for the purpose of becoming a bank holding company by acquiring all of the common stock of The Peoples National Bank, Easley, South Carolina. The Company commenced operations on July 1, 1992 upon effectiveness of the acquisition of The Peoples National Bank. The company has three wholly-owned subsidiaries: The Peoples National Bank, Easley, South Carolina, a national bank which commenced business operations in August 1986; Bank of Anderson, National Association, Anderson, South Carolina, a national bank which commenced business operations in September 1998; and, Seneca National Bank, Seneca, South Carolina, a national bank which commenced business operations in February 1999 (sometimes referred to herein as "the Banks").

The Company engages in no significant operations other than the ownership of its three subsidiaries and the support thereof. The Company conducts its business from six banking offices located in the Upstate Area of South Carolina.

The principal offices of the Company are located at 1818 East Main Street, Easley, South Carolina 29640. The Company's telephone number is (864) 859-2265. The principal office of The Peoples National Bank is located at 1800 East Main Street, Easley, South Carolina 29640. The principal office of Bank of Anderson, National

Association is located at 201 East Greenville Street, Anderson, South Carolina 29621, and the principal office of Seneca National Bank is located at 201 Bypass 123, Seneca, South Carolina 29678.

General Business

Some of the major services which the Company provides through its banking subsidiaries include checking accounts; NOW accounts; savings and other time deposits of various types; daily repurchase agreements; alternative investment products such as annuities, mutual funds, stocks and bonds; loans for business, agriculture, real estate, personal uses, home improvement and automobiles; credit cards; letters of credit; home equity lines of credit; an accounts receivable financing program; a wholesale mortgage lending program; safe deposit boxes; bank money orders; wire transfer services; internet banking and use of ATM facilities. The Banks do not have trust powers. The Company has no material concentration of deposits from any single customer or group of customers. No significant portion of its loans is concentrated within a single industry or group of related industries and the Company does not have any foreign loans. There are no material seasonal factors that would have an adverse effect on the Company.

As a financial holding company, the Company is a legal entity separate and distinct from its subsidiaries. The Company coordinates the financial resources of the consolidated enterprises and maintains financial, operational and administrative systems that allow centralized evaluation of subsidiary operations and coordination of selected policies and activities. The Company's operating revenues and net income are derived primarily from its subsidiaries through dividends and fees for services performed.

Territory Served and Competition

The Peoples National Bank serves its customers from four locations; two offices in the city of Easley and one office in the city of Pickens, South Carolina which are located in Pickens County, and one office in the unincorporated community of Powdersville, South Carolina which is located in the northeast section of Anderson County, South Carolina. Easley, South Carolina is located approximately 10 miles west of Greenville, South Carolina. Pickens, South Carolina is located approximately 8 miles north of Easley, and Powdersville, South Carolina is located approximately 12 miles southeast of Easley.

Bank of Anderson, National Association, serves its customers from one location in the City of Anderson, South Carolina. Anderson is located approximately 25 miles southwest of Greenville, South Carolina and approximately 25 miles south of Easley in Anderson County.

Seneca National Bank serves its customers from one location in the City of Seneca, South Carolina. Seneca is located approximately 30 miles northwest of Easley, South Carolina in Oconee County, South Carolina.

Each subsidiary bank of the Company is an independent bank, and, therefore, each bank is responsible for developing and maintaining its own customers and accounts. Located in Easley, South Carolina, The Peoples National Bank's customer base has been primarily derived from Pickens County, South Carolina and the northwest section of Anderson County, South Carolina. Bank of Anderson's primary service area is Anderson County, South Carolina, more particularly, the City of Anderson. Seneca National Bank derives most of its customer base from the City of Seneca and surrounding Oconee County, South Carolina.

The Banks compete with several major banks, which dominate the commercial banking industry in their service areas and in South Carolina generally. In addition, the Banks compete with other community banks, savings institutions and credit unions. In Pickens County, there are twenty-seven (27) competitor bank branches, one (1) savings institution branch, and two (2) credit union branches. In Anderson County there are fifty-three (53) competitor bank branches, seven (7) savings institution branches and seven (7) credit union branches. In Oconee County, there are thirteen (13) competitor bank branches, five (5) savings institution branches and one (1) credit union branch. The Peoples National Bank has approximately 13.64% of the FDIC insured deposits in Pickens County. The Peoples National Bank and Bank of Anderson, combined, have approximately 4.25% of the FDIC insured deposits in Anderson County. Seneca National Bank has approximately 3.63% of the FDIC insured deposits in Oconee County.

Many competitor institutions have substantially greater resources and higher lending limits than the Banks and they perform certain functions for their customers, including trust services and investment banking services, which none of the Banks is equipped to offer directly. However, the Banks do offer some of these services through correspondent banks. In addition to commercial banks, savings institutions and credit unions, the Banks compete for deposits and loans with other financial intermediaries and investment alternatives, including, but not limited to mortgage companies, captive finance companies, money market mutual funds, brokerage firms, insurance companies, governmental and corporation bonds and other securities. Several of these non-bank competitors are not subject to the same regulatory restrictions as the Company and its subsidiaries and many have substantially greater resources than the Company.

The extent to which other types of financial institutions compete with commercial banks has increased significantly within the past few years as a result of federal and state legislation that has, in several respects, deregulated financial institutions. The full impact of existing legislation and subsequent laws that deregulate the financial services industry cannot be fully assessed or predicted.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The following is a presentation of the average consolidated balance sheets of the Company for the years ended December 31, 2001, 2000 and 1999. This presentation includes all major categories of interest-earning assets and interest-bearing liabilities:

AVERAGE CONSOLIDATED BALANCE SHEETS
(dollars in thousands)
For the years ended December 31,

	2001	2000	1999
Assets			
Cash and Due from Banks	$ 8,768	$ 7,451	$ 6,617
Taxable Securities	31,873	33,794	34,308
Tax-Exempt Securities	3,468	3,972	4,265
Federal Funds Sold	9,274	6,252	14,414
Gross Loans	223,265	179,398	119,623
Less: Loan Loss Reserve	2,184	1,816	1,378
Net Loans	221,081	177,582	118,245
Other Assets	12,790	11,034	9,156
Total Assets	$ 287,254	$ 240,085	$ 187,055
Liabilities and Shareholders' Equity			
Noninterest-bearing Deposits	$ 32,765	$ 26,997	$ 20,798
Interest-bearing Deposits:			
Interest Checking	28,638	24,738	21,739
Savings Deposits	5,726	5,149	4,879
Money Market	23,714	26,085	24,823
Certificates of Deposit	124,605	96,162	65,406
Individual Retirement Accounts	14,355	12,391	9,370
Total Interest-bearing Deposits	197,038	164,525	126,217
Short-term Borrowings	22,871	21,194	12,309
Long-term Borrowings	5,000	833	3,308
Other Liabilities	2,445	1,690	1,093
Total Liabilities	260,119	215,239	163,725
Common Stock	5,273	4,997	4,737
Additional paid-in capital	20,455	18,736	17,183
Retained earnings	1,407	1,113	1,360
Total Shareholders' Equity	27,135	24,846	23,280
Total Liabilities and Shareholders Equity	$ 287,254	$ 240,085	$ 187,055

The following is a presentation of an analysis of the net interest income of the Company for the years ended December 31, 2001, 2000 and 1999 with respect to each major category of interest-earning assets and each major category of interest-bearing liabilities:

	Year Ended December 31, 2001 (dollars in thousands)		
Assets	Average Amount	Interest Earned/Paid	Average Yield/Rate
Securities – Taxable	$ 31,873	$ 1,918	6.02%
Tax-Exempt	3,468	167	7.30%*
Federal Funds Sold	9,274	420	4.53%
Gross Loans	223,265	17,708	7.93%
Total Earning Assets	$ 267,880	$ 20,213	7.58%*
Liabilities			
Interest Checking	$ 28,638	$ 430	1.50%
Savings Deposits	5,726	80	1.40%
Money Market	23,714	770	3.25%
Certificates of Deposit	124,605	7,074	5.68%
Individual Retirement Accounts	14,355	872	6.07%
	197,038	9,226	
Short-term Borrowings	22,871	847	3.70%
Long-term Borrowings	5,000	241	4.82%
Total Interest-bearing Liabilities	$ 224,909	$ 10,314	4.59%
Excess of interest-earning assets over interest-bearing liabilities	$ 42,971		
Net interest income		$ 9,899	
Interest rate spread			2.99%*
Net yield on earning assets			3.73%*

* Calculated on a fully taxable equivalent basis using a federal tax rate of 34%.

For purposes of these analyses, non-accruing loans are included in the average balances. Loan fees included in interest earned are not material to the presentation. Net yield on interest earning assets is calculated by dividing net interest earnings by total interest earning assets.

Assets	Average Amount	Interest Earned/Paid	Average Yield/Rate
	Year Ended December 31, 2000 (dollars in thousands)		
Securities – Taxable	$ 33,794	$ 2,086	6.17%
Tax-Exempt	3,972	195	7.44%*
Federal Funds Sold	6,252	397	6.35%
Gross Loans	179,398	16,157	9.01%
Total Earning Assets	$ 223,416	$ 18,835	8.48%*
Liabilities			
Interest Checking	$ 24,738	$ 519	2.10%
Savings Deposits	5,149	92	1.79%
Money Market	26,085	1,136	4.35%
Certificates of Deposit	96,162	5,772	6.00%
Individual Retirement Accounts	12,391	737	5.95%
	164,525	8,256	
Short-term Borrowings	21,194	984	4.64%
Long-term Borrowings	833	34	4.08%
Total Interest-bearing Liabilities	$ 186,552	$ 9,274	4.97%
Excess of interest-earning assets over interest-bearing liabilities	$ 36,864		
Net interest income		$ 9,561	
Interest rate spread			3.51%*
Net yield on earning assets			4.32%*

* Calculated on a fully taxable equivalent basis using a federal tax rate of 34%.

For purposes of these analyses, non-accruing loans are included in the average balances. Loan fees included in interest earned are not material to the presentation. Net yield on interest earning assets is calculated by dividing net interest earnings by total interest earning assets.

Assets	Year Ended December 31, 1999 (dollars in thousands) Average Amount	Interest Earned/Paid	Average Yield/Rate
Securities – Taxable	$ 34,308	$ 1,969	5.74%
Tax-Exempt	4,265	214	7.64%*
Federal Funds Sold	14,414	783	5.43%
Gross Loans	119,623	10,611	8.87%
Total Earning Assets	$ 172,610	$ 13,577	7.93%*
Liabilities			
Interest Checking	$ 21,739	$ 456	2.10%
Savings Deposits	4,879	87	1.78%
Money Market	24,823	986	3.98%
Certificates of Deposit	65,406	3,404	5.20%
Individual Retirement Accounts	9,370	494	5.28%
	126,217	5,427	
Short-term Borrowings	12,309	521	4.22%
Long-term Borrowings	3,308	174	5.26%
Total Interest-bearing Liabilities	$ 141,834	$ 6,122	4.32%
Excess of interest-earning assets over interest-bearing liabilities	$ 30,776		
Net interest income		$ 7,455	
Interest rate spread			3.61%*
Net yield on earning assets			4.38%*

* Calculated on a fully taxable equivalent basis using a federal tax rate of 34%.

For purposes of these analyses, non-accruing loans are included in the average balances. Loan fees included in interest earned are not material to the presentation. Net yield on interest earning assets is calculated by dividing net interest earnings by total interest earning assets.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

The effect of changes in average balances (volume) and rates on interest income, interest expense and net interest income, for the periods indicated, is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the earlier period to the change in the average rate in the later period, as compared with the earlier period.

	Year Ended December 31, 2001 compared to 2000 (dollars in thousands)		
	Change in Volume	Change in Rate	Total Change
Interest earned on:			
Securities			
Taxable	$ (113)	$ (55)	$ (168)
Tax-Exempt	(24)	(4)	(28)
Federal Funds Sold	157	(134)	23
Net Loans	3,634	(2,083)	1,551
Total Interest Income	3,654	(2,276)	1,378
Interest paid on:			
Interest Checking	73	(162)	(89)
Savings Deposits	10	(21)	(11)
Money Market	(118)	(248)	(366)
Certificates of Deposit	1,629	(327)	1,302
Individual Retirement Accounts	120	15	135
	1,714	(743)	971
Short-term Borrowings	73	(211)	(138)
Long-term Borrowings	202	5	207
Total Interest Expense	1,989	(949)	1,040
Change in Net Interest Income	$ 1,665	$ (1327)	$ 338

Note: Changes that are not solely attributable to volume or rate have been allocated to volume and rate on a pro-rata basis.

As reflected in the table above, most of the increase in 2001 net interest income of $338,000 was primarily due to the change in volume. Substantially all the $1,378,000 increase in interest income was related to the volume growth in the loan portfolios. In reviewing the Company's deposits, substantially all the $1,040,000 increase in interest expense was due to the increases in Certificates of Deposits.

Year Ended December 31, 2000 compared to 1999 (dollars in thousands)	Change in Volume	Change in Rate	Total Change
Interest earned on:			
Securities			
Taxable	$ (30)	$ 147	$ 117
Tax-Exempt	(14)	(5)	(19)
Federal Funds Sold	(501)	115	(386)
Net Loans	5,386	159	5,545
Total Interest Income	4,841	416	5,257
Interest paid on:			
Interest Checking	63	0	63
Savings Deposits	5	0	5
Money Market	45	105	150
Certificates of Deposit	1,965	403	2,368
Individual Retirement Accounts	193	49	242
	2,271	557	2,828
Short-term Borrowings	418	45	463
Long-term Borrowings	(89)	(51)	(140)
Total Interest Expense	2,600	551	3,151
Change in Net Interest Income	$ 2,241	$ (135)	$ 2,106

Note: Changes that are not solely attributable to volume or rate have been allocated to volume and rate on a pro-rata basis.

As reflected in the table above, most of the increase in 2000 net interest income of $2,106,000 was primarily due to the change in volume. Substantially all the $5,257,000 increase in interest income was related to the volume growth in the loan portfolios. In reviewing the Company's deposits, substantially all the $3,151,000 increase in interest expense was due to the increases in Certificates of Deposits.

LOAN PORTFOLIO

The Company engages, through the Banks, in a full complement of lending activities, including commercial, consumer, installment and real estate loans.

Commercial lending is directed principally towards businesses whose demands for funds fall within each Bank's legal lending limits and which are potential deposit customers of the Banks. This category of loans includes loans made to individuals, partnerships or corporate borrowers, and which are obtained for a variety of business purposes. Particular emphasis is placed on loans to small and medium-sized businesses. The Company's commercial loans are spread throughout a variety of industries, with no industry or group of related industries accounting for a significant portion of the commercial loan portfolio. Commercial loans are made on either a secured or unsecured basis. When taken, security consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured commercial loans are generally short-term with emphasis on repayment strengths and low debt to worth ratios. At December 31, 2001, approximately $12,482,000, or 46%, of commercial loans were unsecured compared to approximately $11,689,000 or 49% at December 31, 2000.

The Company's real estate loans are primarily construction loans and loans secured by real estate, both commercial and residential, located within the Company's trade areas. The Company does not actively pursue long-term, fixed rate mortgage loans for retention in its loan portfolio. The Banks have mortgage loan originators who originate and package loans that are pre-sold at origination to third parties. The Company also purchases mortgage loans through a wholesale mortgage loan division of The Peoples National Bank that are also pre-sold at origination to third parties. These loans are classified as loans held for sale for reporting purposes. In 2001, the Company originated $370,363,000, and sold $346,430,000 in mortgage loans held for sale.

The Banks' direct consumer loans consist primarily of secured installment loans to individuals for personal, family and household purposes, including automobile loans to individuals, and pre-approved lines of credit.

Management believes the loan portfolio is adequately diversified. The Company does not have a concentration of its loan portfolio in any one loan category. Real estate lending (both mortgage and constructions loans) continues to be the largest component of the loan portfolio, representing $162,425,000 or 64% of total loans at December 31, 2001, compared to $141,516,000 or 70% at year end 2000. There are no foreign loans and few agricultural loans. The following table presents various categories of loans contained in the Company's loan portfolio and the total amount of all loans at December 31, 2001, 2000, 1999, 1998 and 1997.

Loan Portfolio Composition
(dollars in thousands)

	December 31,				
Type of Loan	2001	2000	1999	1998	1997
Commercial and Industrial	$ 26,997	$ 24,084	$ 25,677	$ 13,812	$ 11,031
Real Estate	162,425	141,516	101,276	62,099	55,291
Consumer Loans	23,114	19,426	14,964	12,106	10,527
Mortgage loans held for sale	40,925	16,992	6,662	0	0
Subtotal	253,461	202,018	148,579	88,017	76,849
Less allowance for loan losses	2,288	2,023	1,581	1,093	987
Net Loans	$ 251,173	$ 199,995	$ 146,998	$ 86,924	$ 75,862

Percentage of Loans in Category

	2001	2000	1999	1998	1997
Commercial and Industrial	10.65%	11.92%	17.28%	15.69%	14.35%
Real Estate	64.08%	70.05%	68.16%	70.55%	71.95%
Consumer Loans	9.12%	9.62%	10.07%	13.76%	13.70%
Mortgage loans held for sale	16.15%	8.41%	4.49%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%	100.00%

The following is a presentation of an analysis of maturities of loans as of December 31, 2001:

Type of Loans	Due in 1 Year or less	Due After 1 Year up to 5 years	Due after 5 years	Total
	Loan Maturity and Interest Sensitivity (dollars in thousands)			
Commercial and Industrial	$ 13,273	$ 11,532	$ 2,192	$ 26,997
Real Estate	79,854	69,378	13,193	162,425
Consumer Loans	11,364	9,873	1,877	23,114
Mortgage Loans Held for Sale	40,925	0	0	40,925
Total	$ 145,416	$ 90,783	$ 17,262	$ 253,461

All loans are recorded according to original terms, and demand loans, overdrafts, mortgage loans held for sale and loans having no stated repayment terms or maturity are reported as due in one year or less.

At December 31, 2001, the amount of loans due after one year with predetermined interest rates totaled approximately $96,035,000 while the amount of loans due after one year with floating interest rates totaled approximately $10,508,000.

The following table presents information on non-performing loans and real estate acquired in settlement of loans:

Non-performing Assets	2001	2000	1999	1998	1997
	December 31, (dollars in thousands)				
Non-performing loans:					
Non-accrual loans	$ 993	$ 993	$ 628	$ 617	$ 757
Past due 90 days or more	0	108	0	0	142
Other restructured loans	8	67	150	8	10
Total non-performing loans	$ 1,001	$ 1,168	$ 778	$ 625	$ 909
Real estate acquired in Settlement of loans	950	478	219	101	125
Total non-performing assets	$ 1,951	$ 1,646	$ 997	$ 726	$ 1,034
Non-performing assets as a Percentage of loans and other real estate	0.77%	0.82%	0.68%	0.83%	1.34%
Allowance for loan losses as a percentage of non-performing loans	229%	173%	203%	175%	109%

Accrual of interest is discontinued on a loan when management of the Company determines, after consideration of economic and business factors affecting collection efforts, that collection of interest is doubtful.

With respect to the loans accounted for on a non-accrual basis and restructured loans, the gross interest income that would have been recorded if the loans had been current in accordance with their original terms and outstanding throughout the period or since origination amounts to $85,000 for the year ended December 31, 2001. The amount of interest on those loans that was included in net income for 2001 amounts to $57,000.

As of December 31, 2001, there were no potential problem loans classified for regulatory purposes as doubtful, substandard or special mention that have not been disclosed above, which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

The Company accounts for impaired loans in accordance with SFAS No. 114 "Accounting by Creditors for Impairment of a Loan." SFAS No. 114, as amended by SFAS No. 118, requires that impaired loans be measured based on the present value of expected future cash flows or the underlying collateral values as defined in the pronouncement. The Company includes the provision of SFAS No.114, if any, in the allowance for loan losses. When the ultimate collectability of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries on any amounts previously charged off. At December 31, 2001 and 2000, the recorded investment in loans for which impairment was recognized was $0 and $0, respectively.

PROVISION AND ALLOWANCE FOR LOAN LOSSES, LOAN LOSS EXPERIENCE

The purpose of the Company's allowance for loan losses is to absorb loan losses that occur in the loan portfolios of its bank subsidiaries. Management determines the adequacy of the allowance quarterly and considers a variety of factors in establishing a level of the allowance for losses and the related provision, which is charged to expense. Factors considered in determining the adequacy of the reserve for loan losses include: historical loan losses experienced by the Company, current economic conditions affecting a borrower's ability to repay, the volume of outstanding loans, the trends in delinquent, non-accruing and potential problem loans, and the quality of collateral securing non-performing and problem loans. By considering the above factors, management attempts to determine the amount of reserves necessary to provide for inherent losses in the loan portfolios of its subsidiaries, however, the amount of reserves may change in response to changes in the financial condition of larger borrowers, changes in the Company's local economies and expected industry trends.

The allowance for loan losses represents management's estimate of the amount of future losses inherent in the loan portfolios of its bank subsidiaries. While it is the Company's policy to charge-off in the current period loans in which a loss is considered probable, there are inherent losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Because the state of the economy, industry trends, and conditions affecting individual borrowers may affect the amount of such losses, management's judgment of the allowance is necessarily approximate and imprecise. The Company and its bank subsidiaries are also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer companies identified by the regulatory agencies.

In assessing the adequacy of the allowance, management relies predominantly on its ongoing review of the loan portfolio, including historical charge-offs, which is undertaken both to ascertain whether there are probable losses that must be charged off and to assess the risk characteristics of the portfolio in the aggregate. The Company utilizes the services of an outside consultant to perform quality reviews of its loan portfolio. The review considers the judgments of management and also those of bank regulatory agencies that review the loan portfolio as part of their regular examination process. The Comptroller of the Currency, as part of its routine examination process of various national banks, including the Banks, may require additions to the allowance for loan losses based upon the regulators' credit evaluations differing from those of management. The Company's management believes they have in place the controls and personnel to adequately monitor its loan portfolios.

Management does not segregate the allowance by loan category and the entire allowance is available to absorb losses from all loan categories.

On December 31, 2001, the allowance for loan losses was $2,288,000, or 0.90% of gross outstanding loans including mortgage loans held for sale compared to $2,023,000, or 1.00% of gross outstanding loans at December 31, 2000. During fiscal 2001, the Company experienced net charge-offs of $627,000, or 0.28% of average loans, compared to net charge-offs of $239,000, or 0.13% of average loans in fiscal 2000. Consumer loan net charge-offs were $105,000 in 2001 compared to net charge-offs of $122,000 in 2000. Commercial loan net charge-offs were $403,000 in 2001 compared to net charge-offs of $101,000 in 2000. Mortgage loan net charge-offs were $119,000 in 2001 compared to net charge-offs of $16,000 in 2000.

The Company made provisions for loan losses of $892,000 in fiscal 2001 compared to $681,000 for fiscal 2000.

In fiscal 2001 and 2000, The Peoples National Bank made provisions for loan losses of $621,000 and $403,000, respectively. In fiscal 2001 and 2000, The Peoples National Bank recorded net charge-offs of $590,000 and $233,000, respectively. In fiscal 2001, Bank of Anderson made provisions for loan losses of $150,000 compared to

$198,000 in 2000. In fiscal 2001 and 2000, Bank of Anderson recorded net charge-offs of $30,000 and $3,000, respectively. Seneca National Bank made provisions for loan losses of $121,000 in fiscal 2001 compared to $80,000 in 2000. In fiscal 2001 and 2000 Seneca National Bank recorded net charge-offs of $7,000 and $3,000, respectively.

Management continues to closely monitor the levels of non-performing and potential problem loans and will address the weaknesses in these credits to enhance the amount of ultimate collection or recovery on these assets. Should increases in the overall level of non-performing and potential problem loans accelerate from the current trend, management will adjust the methodology for determining the allowance for loan losses and will increase the provision and allowance for loan losses. This would likely decrease net income.

The following table summarizes the allowance for loan loss balances of the Company at the beginning and end of each period, changes in the allowance arising from charge-offs and recoveries by category and additions to the allowance which have been charged to expense.

Summary of Loan Loss Experience
(dollars in thousands)

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Balance at beginning of year	$ 2,023	$ 1,581	$ 1,093	$ 987	$ 761
Charge-offs:					
Commercial and industrial	406	104	15	30	32
Real estate	120	17	50	56	8
Consumer	129	127	80	53	86
	655	248	145	139	126
Recoveries:					
Commercial and industrial	3	3	17	3	11
Real estate	1	1	0	0	2
Consumer	24	5	45	48	15
	28	9	62	51	28
Net Charge-offs	627	239	83	88	98
Provision for loan losses	892	681	571	194	324
Balance at end of year	$ 2,288	$ 2,023	$ 1,581	$ 1,093	$ 987

The following table sets forth ratios of net charge-offs or the allowance for loan losses to the items stated:

Asset Quality Ratios:

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Net charge-offs to average loans outstanding during the year	0.28%	0.13%	0.07%	0.11%	0.13%
Net charge-offs to total loans outstanding at end of year	0.25%	0.11%	0.06%	0.10%	0.13%
Allowance for loan losses to average loans	1.02%	1.13%	1.32%	1.38%	1.33%
Allowance for loan losses to total loans	0.90%	1.00%	1.06%	1.24%	1.29%
Net charge-offs to allowance for loan losses	27.40%	11.81%	5.25%	8.07%	9.93%
Net charge-offs to provision for loan losses	70.29%	35.09%	14.54%	45.40%	30.21%

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management determines it is more likely than not that the full amounts of such loans have become uncollectable. Recoveries of previously charged-off loans are credited to the allowance.

Management considers the allowance for loan losses adequate to cover inherent losses on the loans outstanding at December 31, 2001. In the opinion of management, there are no material risks or significant loan concentrations in the present portfolio. It must be emphasized, however, that the determination of the allowance for loan losses using the Company's procedures and methods rests upon various judgments and assumptions about present and future economic conditions and other factors affecting loans. No assurance can be given that the Company will not in any particular period sustain loan losses which are sizable in relation to the amount reserved or that subsequent evaluation of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses or future charges to earnings. The allowance for loan losses is also subject to review and approval by various regulatory agencies through their periodic examinations of the Company's subsidiaries. Such examinations could result in required changes to the allowance for loan losses.

INVESTMENTS

The Company invests primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, other taxable securities and in certain obligations of states and municipalities. The Banks enter into Federal funds transactions with their principal correspondent banks and usually act as net sellers of such funds. The sale of Federal funds amounts to a short-term loan from one bank to another bank.

The following table summarizes the book and market values of investment securities held by the Company at December 31, 2001, 2000 and 1999.

Securities Composition
(dollars in thousands)

	2001		2000		1999	
	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
AVAILABLE FOR SALE						
Obligations of U.S. Treasury and other U.S. Government agencies	$ 30,076	$ 30,339	$ 31,767	$ 31,673	$ 30,957	$ 30,184
State and Political Subdivisions	-	-	-	-	-	-
Total Available for Sale	$ 30,076	$ 30,339	$ 31,767	$ 31,673	$ 30,957	$ 30,184
HELD FOR INVESTMENT						
State and Political Subdivisions	$ 3,339	$ 3,417	$ 3,754	$ 3,794	$ 4,445	$ 4,438
Other Investments	1,815	1,815	1,088	1,088	1,025	1,025
Total	$ 35,230	$ 35,571	$ 36,609	$ 36,555	$ 36,427	$ 35,647

The Company accounts for investments in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments classified as available for sale are carried at market value. Unrealized holding gains or losses are reported as a component of shareholder's equity net of deferred income taxes in comprehensive income. Securities classified as held for investment are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. In order to qualify as held for investment, the Company must have the ability to hold the securities to maturity. The Company has no trading securities.

At December 31, 2001, the Company's total investment portfolio classified as available for sale had a book value of $30,076,000 and a market value of $30,339,000 for an unrealized net gain of $263,000.

The following table indicates the respective maturities and weighted average yields of securities as of December 31, 2001:

	Securities Maturity Schedule (dollars in thousands)	
	Amortized Cost	Weighted Average Yield
AVAILABLE FOR SALE		
Obligations of U.S. Treasury and other Government agencies:		
0-1 Year	$ 0	0.00%
1-5 Years	12,833	4.96%
5-10 Years	6,726	5.29%
Greater than 10 Years	10,517	6.10%
	$ 30,076	5.53%
HELD FOR INVESTMENT		
State and political subdivisions:		
0-1 Year	$ 726	7.13%*
1-5 Years	2,092	6.76%*
5-10 Years	421	5.85%*
Greater than 10 Years	100	6.35%*
Total	$ 3,339	6.72%*

*Calculated on a fully taxable equivalent basis using a federal tax rate of 34%.

DEPOSITS

The Company offers a full range of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, negotiable orders of withdrawal ("NOW") accounts, public funds accounts, money market accounts, individual retirement accounts, including Keogh plans with stated maturities, regular interest-bearing statement savings accounts and certificates of deposit with fixed rates and a range of maturity date options. The sources of deposits are residents, businesses and employees of businesses within the Company's market areas obtained through the personal solicitation of the Company's officers and directors, direct mail solicitations and advertisements published in the local media. From time to time the Company garners deposits from sources outside of its normal trade areas through the Internet or through brokers. These deposits are short-term in nature and are used to manage the Company's short-term liquidity position. These brokered deposits are generally more volatile than deposits acquired in the local market areas. At December 31, 2001, internet deposits totaled approximately $7,681,000 and brokered deposits totaled $5,100,000. The

Company pays competitive interest rates on interest checking, savings, money market, time and individual retirement accounts. In addition, the Banks have implemented a service charge fee schedule competitive with other financial institutions in the Banks' market areas, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

The Company's average deposits in 2001 were $229,803,000, compared to $191,522,000 the prior year, an increase of $44,507,000, or 20%. The increase in average deposits in 2001 is attributable to new deposits generated by all Banks, but also to an aggressive deposit campaign at Peoples National Bank.

In 2001, average noninterest-bearing deposits increased approximately $5,768,000, or 21.4%, average money market accounts decreased $2,371,000, or 9.1%, average interest-bearing checking accounts increased $3,900,000 or 15.9%, average certificates of deposit increased $28,443,000, or 29.6%, and individual retirement accounts increased $1,964,000, or 15.8%. The significant growth in deposits is attributable to new deposits generated by Bank of Anderson and Seneca National Bank in 2001, coupled with continued internal deposit growth at The Peoples National Bank. Competition for deposit accounts is primarily based on the interest rates paid, service charge structure, location convenience and other services offered.

The following table presents, for the years ended December 31, 2001, 2000 and 1999, the average amount of and average rate paid on each of the following deposit categories:

Deposit Category	Average Amount (dollars in thousands)			Average Rate Paid		
	2001	2000	1999	2001	2000	1999
Noninterest-bearing Deposits	$ 32,765	$ 26,977	$ 20,798	-	-	-
Interest-bearing Deposits						
Interest Checking	28,638	24,738	21,739	1.50%	2.10%	2.10%
Savings Deposits	5,726	5,149	4,879	1.40%	1.79%	1.78%
Money Market	23,714	26,085	24,823	3.25%	4.35%	3.98%
Certificates of Deposit	124,605	96,162	65,406	5.68%	6.00%	5.20%
Individual Retirement Accounts	14,355	12,391	9,370	6.07%	5.95%	5.28%

The Company's core deposit base consists of consumer time deposits less than $100,000, savings accounts, NOW accounts, money market accounts and checking accounts. Although such core deposits are becoming increasingly interest sensitive for both the Company and the industry as a whole, such core deposits continue to provide the Company with a large and stable source of funds. Core deposits as a percentage of average total deposits averaged approximately 76% in 2001 compared to approximately 77% in 2000. The Company closely monitors its reliance on certificates of deposits greater than $100,000, which are generally considered less stable and less reliable than core deposits. Virtually all of the certificates of deposit over $100,000 are held by local customers. In 2001 the Company had $5,100,000 in brokered deposits included in total certificates of deposits.

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities as of December 31, 2001:

	Time Certificates of Deposit (dollars in thousands)
3 months or less	$ 25,763
4-6 months	22,977
7-12 months	7,820
Over 12 months	5,394
Total	$ 61,954

RETURN ON EQUITY AND ASSETS

Returns on average consolidated assets and average consolidated equity for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Return on average assets	1.07%	1.01%	0.74%
Return on average equity	11.31%	9.78%	5.91%
Average equity to average assets ratio	9.45%	10.35%	12.45%
Dividend payout ratio (1)	18.89%	18.26%	29.53%

(1) Includes cash-in-lieu of fractional shares paid on 5% stock dividend.

SHORT-TERM BORROWINGS

The following table summarizes the Company's short-term borrowings for the years ended December 31, 2001, 2000 and 1999. These borrowings consist of federal funds purchased and securities sold under agreements to repurchase, which generally mature on a one-business-day basis.

Year Ended December 31,	Maximum Outstanding at any Month End	Average Balance	Average Interest Rate	Ending Balance
2001:				
Federal funds purchased	$ 2,000,000	$ 479,000	3.82%	$ 0
Securities sold under repurchase agreements	$ 20,646,000	$ 17,165,000	3.84%	$ 20,646,000
2000:				
Federal funds purchased	$ 3,660,000	$ 888,000	4.08%	$ 3,660,000
Securities sold under repurchase agreements	$ 32,613,000	$ 17,435,000	4.36%	$ 14,157,000
1999:				
Federal funds purchased	$ 0	$ 0	0.00%	$ 0
Securities sold under repurchase agreements	$ 16,595,000	$ 12,803,000	4.07%	$ 15,434,000

MARKET RISK - INTEREST RATE SENSITIVITY

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rate and equity prices. The Company's primary risk is interest rate risk.

The primary objective of Asset/Liability Management at the Company is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles in order to maintain adequate liquidity. This is achieved by maintaining the proper balance of rate sensitive earning assets and rate sensitive earning liabilities. The relationship of rate sensitive earning assets to rate sensitive liabilities, is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income. Rate sensitive assets and interest-bearing liabilities are those that can be repriced to current market rates within a relatively short time period. Management monitors the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments, but places particular emphasis on the first year. At December 31, 2001, approximately 47% of the Company's interest-earning assets repriced or matured within one year compared to approximately 89% of interest-bearing liabilities.

The following table shows the Company's rate sensitive position at December 31, 2001, as measured by gap analysis (the difference between the earning asset and interest-bearing liability amounts scheduled to be repriced to current market rates in subsequent periods). Over the next 12 months approximately $80.5 million more interest-bearing liabilities than earning assets can be repriced to current market rates at least once. As a result, the one-year cumulative gap (the ratio of rate sensitive assets to rate sensitive liabilities) at December 31, 2001, was 63%, indicating a "liability sensitive" position.

The following table sets forth the Company's interest sensitivity position as of December 31, 2001.

Interest Sensitivity Analysis
(dollars in thousands)

	Within 3 Months	4-12 months	1-5 years	Over 5 Years	Total
INTEREST-EARNING ASSETS:					
Federal Funds Sold	$ 7,203	$ 0	$ 0	$ 0	$ 7,203
Investment Securities	3,198	2,392	15,524	14,379	35,493
Interest Bearing Deposits in Other Banks	24	0	0	0	24
Total loans	107,026	20,154	90,104	36,177	253,461
Total Interest-Earning Assets	$ 117,451	$ 22,546	$ 105,628	$ 50,556	$ 296,181
INTEREST-BEARING LIABILITIES:					
Interest Checking	0	32,248	0	0	32,248
Savings Deposits	0	6,449	0	0	6,449
Money Market	25,907	0	0	0	25,907
Time Deposits	46,906	69,628	21,015	70	137,619
Other Borrowings	39,631	0	5,000	0	44,631
Total Interest-Bearing Liabilities	112,444	108,325	26,015	70	246,854
Interest sensitive gap	$ 5,007	$ (85,779)	$ 79,613	$ 50,486	
Cumulative interest sensitive gap	$ 5,007	$ (80,772)	$ (1,159)	$ 49,327	
RSA/RSL	104%	21%			
Cumulative RSA/RSL	104%	63%			

RSA – rate sensitive assets; RSL – rate sensitive liabilities

Asset/liability management is the process by which the Company monitors and controls the mix and maturities of its assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by individuals, partnerships and corporations. Management of the Company seeks to invest the largest portion of its assets in commercial, consumer and real estate loans.

Each of the Company's banking subsidiaries has established an Asset/Liability Management Committee. These committees use a variety of tools to analyze interest rate sensitivity, including a static gap presentation and a simulation model. A "static gap" presentation reflects the difference between total interest-sensitive assets and liabilities within certain time periods. While the static gap is a widely used measure of interest sensitivity, it is not, in management's opinion, a true indicator of a company's sensitivity position. It presents a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of savings and core time deposits may contractually change within a relatively short time frame, but those rates are significantly less interest-sensitive than market based rates such as those paid on non-core deposits. Accordingly, a liability sensitive gap position is not as indicative of a company's true interest sensitivity as would be the case for an organization which depends to a greater extent on purchased funds to support earning assets. Net interest income would also be impacted by other significant incremental borrowing cost and the volume and mix of earning asset growth. Accordingly, the Company's banking subsidiaries also use an asset/liability simulation model that estimates balance sheet and earnings variations under different interest rate environments to measure and manage interest rate risk.

It is the responsibility of the Committees to establish parameters for various interest risk measures, to set strategies to control interest rate risk within those parameters, to maintain adequate and stable net interest income, and to direct the implementation of tactics to facilitate achieving its objectives.

Management is not aware of any known events or uncertainties that will have or are reasonably likely to have a material effect on the Company's liquidity, capital resources or results of operations. Management is not aware of any current recommendations by the regulatory authorities, which if they were to be implemented, would have a material effect on the Company's liquidity, capital resources or results of operations.

LIQUIDITY

Liquidity management involves meeting the cash flow requirements of the Company. The Company's liquidity position is primarily dependent upon its need to respond to short-term demand for funds caused by withdrawals from deposit accounts and upon the liquidity of its assets. The Company's primary liquidity sources include cash and due from banks, federal funds sold and "securities available for sale". In addition, the Company (through the Banks) has the ability, on a short-term basis, to borrow funds from the Federal Reserve System and to purchase federal funds from other financial institutions. At December 31, 2001, the Banks', in aggregate, had unused federal funds lines of credit totaling $17,750,000 with correspondent banks. The Banks are also members of the Federal Home Loan Bank System and have the ability to borrow both short and long-term funds on a secured basis. At December 31, 2001 The Peoples National Bank had $5,000,000 in long-term borrowings and $14,985,000 in short term borrowings from the Federal Home Loan Bank of Atlanta. At December 31, 2001, The Peoples National Bank had unused borrowing capacity from the Federal Home Loan Bank of Atlanta of $42,280,000. At December 31, 2001, Bank of Anderson, N. A. had $2,500,000 in short-term borrowings from the Federal Home Loan Bank of Atlanta and had unused borrowing capacity of $6,500,000. Seneca National Bank had short-term borrowing from the Federal Home Loan Bank of Atlanta of $1,500,000 at December 31, 2001. This left Seneca National Bank an unused borrowing capacity of $3,342,000 at December 31, 2001. The Federal Home Loan Bank requires that securities, qualifying single family mortgage loans and stock of the Federal Home Loan Bank owned by the Banks be pledged to secure any advances from the Federal Home Loan Bank. The unused borrowing capacity currently available assumes that the Banks' $1,364,000 investment in Federal Home Loan Bank stock as well as certain securities and qualifying mortgages would be pledged to secure future borrowings. Management believes that it could obtain additional borrowing capacity from the Federal Home Loan Bank by identifying qualifying collateral that could be pledged.

Peoples Bancorporation, Inc., the parent holding company, has limited liquidity needs. Peoples Bancorporation requires liquidity to pay limited operating expenses and dividends. The parent company's liquidity needs are fulfilled through management fees assessed each subsidiary bank and from dividends passed up to the parent company from The Peoples National Bank.

The Company plans to meet its future cash needs through the liquidation of temporary investments, maturities or sales of loans and investment securities, generation of deposits and Federal Home Loan Bank advances. Company management believes its liquidity sources are adequate to meet its operating needs and does not know of any trends that may result in the Company's liquidity materially increasing or decreasing.

OFF-BALANCE SHEET RISK

The Company, through the operations of the Banks, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Banks at predetermined interest rates for a specified period of time. At December 31, 2001, the Banks issued commitments to extend and letters of credit of $54,346,000 through various types of arrangements, described further in the table on the following page.

	December 31, 2001
Unused Commitments	
Lines of credit secured by residential properties	$ 21,477
Lines of credit secured by commercial properties	9,778
Other unused commitments	18,274
Standby letters of credit	4,817
Total	$ 54,346

The commitments generally expire in one year. Past experience indicates that many of these commitments to extend credit will expire not fully used. However, as described under Liquidity, the Company believes that it has adequate sources of liquidity to fund commitments that are drawn upon by the borrower.

In addition to commitments to extend credit, the Banks also issue standby letters of credit which are assurances to a third party that they will not suffer a loss if the Banks' customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $4,817,000 at December 31, 2001. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity, the Company believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor its subsidiaries are involved in other off-balance sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

CAPITAL ADEQUACY and RESOURCES

The capital needs of the Company have been met through the retention of earnings and from the proceeds of prior public stock offerings.

For bank holding companies with total assets of more than $150 million, such as the Company, capital adequacy is generally evaluated based upon the capital of its banking subsidiaries. Generally, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") expects bank holding companies to operate above minimum capital levels. The Office of the Comptroller of the Currency ("Comptroller") regulations establish the minimum leverage capital ratio requirement for national banks at 3% in the case of a national bank that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other national banks are expected to maintain a ratio of at least 1% to 2% above the stated minimum. Furthermore, the Comptroller reserves the right to require higher capital ratios in individual banks on a case-by-case basis when, in its judgment, additional capital is warranted by a deterioration of financial condition or when high levels of risk otherwise exist. The Banks have not been notified that they must maintain capital levels above regulatory minimums. The Company's leverage capital ratio was 9.55% at December 31, 2001 compared to 9.90% at December 31, 2000. The leverage capital ratio for The Peoples

National Bank was 8.06% at December 31, 2001 compared to 8.20% at December 31, 2000. Bank of Anderson's leverage capital ratio was 8.99% at December 31, 2001 compared to 9.68% at December 31, 2000. Seneca National Bank's leverage capital ratio was 10.11% at December 31, 2001 compared to 12.66% at December 31, 2000. The decreases in the Company's and Banks' leverage capital ratios resulted from growth experienced during 2001.

The Federal Reserve Board has adopted a risk-based capital rule which requires bank holding companies to have qualifying capital to risk-weighted assets of at least 8%, with at least 4% being "Tier 1" capital. Tier 1 capital consists principally of common stockholders' equity, non-cumulative preferred stock, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain intangible assets. "Tier 2" (or supplementary) capital consists of general loan loss reserves (subject to certain limitations), certain types of preferred stock and subordinated debt, and certain hybrid capital instruments and other debt securities such as equity commitment notes. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital components, provided that the maximum amount of Tier 2 capital that may be treated as qualifying capital is limited to 100% of Tier 1 capital. The Comptroller imposes a similar standard on national banks. The regulatory agencies expect national banks and bank holding companies to operate above minimum risk-based capital levels. The Company's risk-based capital ratio was 12.88% and its Tier 1 capital to risk weighted assets ratio was 11.91% at December 31, 2001, compared to 14.16% and 13.14%, respectively, at December 31, 2000. The Peoples National Bank's risk-based capital ratio was 11.08% and its Tier 1 capital to risk weighted assets ratio was 10.24% at December 31, 2001, compared to 11.30% and 10.35%, respectively, at December 31, 2000. Bank of Anderson's risk-based capital ratio was 12.31% and its Tier 1 capital to risk weighted assets ratio was 11.09% at December 31, 2001 compared to 13.77% and 12.57%, respectively at December 31, 2000. Seneca National Bank's risk-based capital ratio was 13.95% and its Tier 1 capital to risk weighted assets ratio was 12.70% at December 31, 2001 compared to 19.12% and 17.00%, respectively at December 31, 2000. The decreases in the Company's and the Banks' risk-based capital ratios and their Tier 1 capital to risk weighted assets ratios in 2001 resulted from growth experienced during 2001. (See "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation).

During 2000 and 2001, the retention of earnings, net of dividends paid increased the Company's capital by $1,987,000 and $2,489,000, respectively. Capital expenditures in the near future are expected to be funded by internally generated funds.

PAYMENT of DIVIDENDS

If a national bank's surplus fund equals the amount of its capital stock, the directors may declare quarterly, semi-annual or annual dividends out of the bank's net profits, after deduction of losses and bad debts. If the surplus fund does not equal the amount of capital stock, a dividend may not be paid until one-tenth of the bank's net profits of the preceding half year, in the case of quarterly or semi-annual dividends, or the preceding two years, in the case of an annual dividend, are transferred to the surplus fund.

The approval of the Comptroller is required if the total of all dividends declared by a national bank in any calendar year will exceed the total of its retained net profits of that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. The Comptroller's regulations provide that provisions for possible credit losses cannot be added back to net income and charge-offs cannot be deducted from net income in calculating the level of net profits available for the payment of dividends.

The payment of dividends by the Banks may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the Comptroller, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), the Comptroller may require, after notice and hearing, that such bank cease and desist from such practice. The Comptroller has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the Comptroller and the FDIC have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

The Company's primary source of funds with which to pay dividends is dividends it receives from its subsidiary banks. In 2001, The Peoples National Bank paid dividends of $570,515 to the Company, which in turn, paid those dividends to its shareholders, compared to $436,287 in 2000. Bank of Anderson and Seneca National Bank paid no dividends to the Company in 2001 or 2000.

MONETARY POLICIES and EFFECT OF INFLATION

The earnings of bank holding companies are affected by the policies of regulatory authorities, including the Board of Governors of the Federal Reserve System, in connection with its regulation of the money supply. Various methods employed by the Federal Reserve Board include open market operations in U. S. Government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These methods are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principals which require the measurement of financial position and results of operations in terms of historical dollars, without consideration of changes in the relative purchasing power over time due to inflation. Unlike most other industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on a financial institution's performance that does the effect of inflation. Interest rates do not necessarily change in the same magnitude as the prices of goods and services.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses that have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

CORRESPONDENT BANKING

Correspondent banking involves the provision of services by one bank to another bank, which cannot, or chooses not to, provide that service for itself from an economic, regulatory or practical standpoint. The Banks purchase correspondent services offered by larger banks, including check collections, purchase of Federal Funds, security safekeeping, investment services, over-line and liquidity loan participations and sales of loans to or participations with correspondent banks.

The Banks sell loan participations to correspondent banks with respect to loans that exceed the Banks' lending limits. Managements of the Banks have established correspondent relationships with Wachovia Bank, N. A., Charlotte, North Carolina and The Bankers Bank, Atlanta, Georgia. As compensation for services provided by correspondents, the Banks maintain certain balances with such correspondents in non-interest bearing accounts.

DATA PROCESSING

The Company has a data processing department, which performs a full range of data processing services for the Banks. Such services include an automated general ledger, deposit accounting, loan accounting and data processing. In February of 2002, the Company made a decision to replace its current data processing system with a new system. The new system is expected to be installed during the third quarter of 2002 at a cost of approximately $1,100,000.

SUPERVISION AND REGULATION

The Company and the Banks operate in a highly regulated environment, and their business activities are governed by statute, regulation and administrative policies. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to such statutes and regulations. Any change in applicable law or regulation may have a material effect on the business of the Company and the Banks.

As discussed below under the caption "Recent Legislation", Congress has recently adopted extensive changes in the laws governing the financial services industry. Among the changes adopted are creation of the financial holding company, a new type of bank holding company with powers that greatly exceed those of standard holding companies, and creation of the financial subsidiary, a subsidiary that can be used by national banks to engage in many, though not all, of the same activities in which a financial holding company may engage. The legislation also establishes the concept of functional regulation whereby the various financial activities in which financial institutions engage are overseen by the regulator with the relevant regulatory experience. Neither the Company nor the Banks has yet made a decision as to how to adapt the new legislation to its use. Accordingly, the following discussion relates to the supervisory and regulatory provisions that apply to the Company and the Banks as they currently operate.

The business activities of the Company and Banks are closely supervised by a number of federal regulatory agencies, including the Federal Reserve Board, the Comptroller of the Currency (the "Comptroller") and the Federal Deposit Insurance Corporation (the "FDIC"). The Company is regulated by the Federal Reserve Board under the Federal Bank Holding Company Act of 1956, as amended, which requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of the voting shares of any bank or all or substantially all of the assets of a bank, and before merging or consolidating with another bank holding company. The Federal Reserve Board (pursuant to regulation and published policy statements) has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve Board policy the Company may be required to provide financial support to a subsidiary bank at a time when, absent such Federal Reserve Board policy, the Company may not deem it advisable to provide such assistance.

Under the Riegel-Neal Interstate Banking and Branching Efficiency Act of 1994, the Company, and any other adequately capitalized bank holding company located in South Carolina can acquire a bank located in any other state, and a bank holding company located outside South Carolina can acquire any South Carolina-based bank, in either case subject to certain deposit percentages and other restrictions. The legislation also provides that in any state that has not previously elected to prohibit out-of-state banks from operating interstate branches within its territory, adequately capitalized and managed bank holding companies can consolidate their multi-state bank operations into a single bank subsidiary and branch interstate through acquisitions. De novo branching by an out-of-state bank is permitted only if the laws of the host state expressly permit it. The authority of a bank to establish, and operate branches within a state continue to be subject to applicable state branching laws. South Carolina law was amended effective July 1, 1996, to permit such interstate branching, but not de novo branching by an out-of-state bank.

The Riegel-Neal Act, together with legislation adopted in South Carolina, resulted in a number of South Carolina banks being acquired by large out-of-state bank holding companies. Size gives the larger banks certain advantages in competing for business from larger customers. These advantages include higher lending limits and the ability to offer services in other areas of South Carolina and the region. As a result, the Company does not generally attempt to compete for the banking relationships of large corporations and businesses, but concentrates its efforts on small to medium-sized businesses and on individuals. The Company believes it has competed effectively in this market segment by offering quality, personal service.

A bank holding company is generally prohibited from acquiring control of any company that is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, there are certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto thus permissible for bank holding companies, including the following activities: acting as an investment or financial advisor to subsidiaries and certain outside companies; leasing personal and real property or acting as a broker with respect thereto; providing management consulting advice to nonaffiliated banks and non-bank depository institutions; operating collection agencies and credit bureaus; acting as a futures commission merchant; providing data processing and data transmission services; acting as an insurance agent or underwriter with respect to limited types of insurance; performing real estate appraisals; arranging commercial real estate equity financing; providing securities brokerage services; and underwriting and dealing in obligations of the United States, the states and their political subdivisions.

As discussed below under "Recent Legislation", a bank holding company that meets certain requirements may now qualify as a financial holding company and thereby significantly increase the variety of services it may provide and the investments it may make.

The Company also is subject to limited regulation by the South Carolina State Board of Financial Institutions (the "State Board"). Consequently, the Company must give notice to, or receive the approval of, the State Board pursuant to applicable law and regulations prior to engaging in the acquisition of South Carolina banking institutions or holding companies. The Company also may be required to file with the State Board periodic reports with respect to its financial condition and operation, management and inter-company relations between the Company and its subsidiaries.

As national banks, the Banks are subject to supervision by the Comptroller and, to a limited extent, the FDIC and the Federal Reserve Board. With respect to expansion, the Banks may establish branch offices anywhere within the State of South Carolina. In addition, the Banks are subject to various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit and laws relating to branch banking. The Banks' loan operations are subject to certain federal consumer credit laws and regulations promulgated thereunder, including, but not limited to; the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act, requiring financial institutions to provide certain information concerning their mortgage lending; the Equal Credit Opportunity Act and the Fair Housing Act, prohibiting discrimination on the basis of certain prohibited factors in extending credit; the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; the Bank Secrecy Act, dealing with, among other things, the reporting of certain currency transactions; and the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies. The deposit operations of the Banks are subject to the Truth in Savings Act, requiring certain disclosures about rates paid on savings accounts; the Expedited Funds Availability Act, which deals with disclosure of the availability of funds deposited in accounts and the collection and return of checks by banks; the Right to Financial Privacy Act, which imposes a duty to maintain certain confidentiality of consumer financial records and the Electronic Funds Transfer Act and regulations promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

The Banks are subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's actual performance in meeting community credit needs is evaluated as part of the examination process, and also is considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Loans and extensions of credit by national banks are subject to legal lending limitations. Under federal law, a national bank may grant unsecured loans and extensions of credit in an amount up to 15% of its unimpaired capital and surplus to any person. In addition, a national bank may grant loans and extensions of credit to a single person up to 10% of its unimpaired capital and surplus, provided that the transactions are fully secured by readily marketable collateral having a market value determined by reliable and continuously available price quotations. This 10% limitation is separate from, and in addition to, the 15% limitation for unsecured loans. Loans and extensions of credit may exceed the general lending limits if they qualify under one of several exceptions. Such exceptions include, among others, certain loans or extensions of credit arising from the discount of commercial or business paper, the purchase of banker's acceptances, loans secured by documents of title, loans secured by U. S. obligations and loans to or guaranteed by the federal government.

Both the Company and the Banks are subject to regulatory capital requirements imposed by the Federal Reserve Board and the Comptroller (see "CAPITAL ADEQUACY and RESOURCES").

Failure to meet capital guidelines could subject the Banks to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and placing the Banks in receivership.

Bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. However, management of the Company is unable to predict whether and when higher capital requirements would be imposed and, if so, at what levels and on what schedule.

A joint rule promulgated by the Federal Reserve Board, the FDIC and the Comptroller provides that the banking agencies must include in their evaluations of a bank's capital adequacy an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates. The agencies have issued statements that describe the process the banking agencies will use to measure and assess the exposure of a bank's net economic value to changes in interest rates.

Another joint rule promulgated by the financial institution regulators further provides that the risk-based capital guidelines must take account of concentration of credit risk and the risk of non-traditional activities. The rule explicitly identifies concentration of credit risk and the risk arising from other sources, as well as an institution's overall capital adequacy.

The Company is a legal entity separate and distinct from the Banks. Most of the revenues of the Company are expected to continue to result from dividends paid to the Company by the Banks. There are statutory and regulatory requirements applicable to the payment of dividends by subsidiary banks as well as by the Company to its shareholders. See "PAYMENT OF DIVIDENDS."

As national banks, the Banks are subject to examinations and reviews by the Comptroller. The examinations are typically completed on-site and are subject to off-site review as well. The Banks also submit to the FDIC quarterly reports of condition, as well as such additional reports as may be required by the national banking laws.

The Banks are required to pay semiannual assessments to the FDIC. Since January 1997, the assessments imposed on all FDIC deposits for deposit insurance has an effective rate ranging from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation ("FICO"), the FDIC is currently assessing BIF-insured deposits an additional 1.26 basis points per $100 of deposits, and SAIF-insured deposits an additional 6.30 basis points per $100 of deposits, to cover those obligations. The FICO assessment will continue to be adjusted quarterly to reflect changes in the assessment bases of the respective funds based on quarterly Call Report and Thrift Financial Report submissions.

As a bank holding company, the Company is required to file with the Federal Reserve Board an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve Board may require pursuant to the Act.

The Federal Reserve Board may also make examination of the Company and any subsidiaries.

The scope of regulation and permissible activities of the Company and the Banks are subject to change by future federal and state legislation.

Recent Legislation

On November 12, 1999, the President signed the Gramm-Leach-Bliley Act, which makes it easier for affiliations between banks, securities firms and insurance companies to take place. The Act removes Depression-era barriers that had separated banks and securities firms, and seeks to protect the privacy of consumers' financial information. Most of the provisions of the Act require the applicable regulators to adopt regulations in order to implement these provisions, and a substantial number of regulations have already been adopted.

Under provisions of the new legislation, which became effective March 11, 2000, banks, securities firms and insurance companies are able to structure new affiliations through a holding company structure or through a financial subsidiary. The legislation created a new type of bank holding company called a "financial holding company" which has powers much more extensive than those of standard holding companies. These expanded powers include authority to engage in "financial activities," which are activities that are (1) financial in nature; (2) incidental to activities that are financial in nature; or (3) complementary to a financial activity and that do not impose a safety and soundness risk. Significantly, the permitted financial activities for financial holding companies include authority to engage in merchant banking and insurance activities, including insurance portfolio investing. A bank holding company can qualify as a financial holding company and expand the services it offers only if all of its subsidiary depository institutions are well-managed, well-capitalized and have received a rating of "satisfactory" on their last Community Reinvestment Act examination.

The legislation also created another new type of entity called a "financial subsidiary." A financial subsidiary may be used by a national bank or a group of national banks to engage in many of the same activities permitted for a financial holding company, though several of these activities, including real estate development or investment, insurance or annuity underwriting, insurance portfolio investing and merchant banking, are reserved for financial holding companies. A bank's investment in a financial subsidiary affects the way in which the bank calculates its regulatory capital, and the assets and liabilities of financial subsidiaries may not be consolidated with those of the bank. The bank must also be certain that its risk management procedures are adequate to protect it from financial and operational risks created both by itself and by any financial subsidiary. Further, the bank must establish policies to maintain the separate corporate identities of the bank and its financial subsidiary and to prevent each from becoming liable for the obligations of the other.

The Act also established the concept of "functional supervision," meaning that similar activities should be regulated by the same regulator. Accordingly, the Act spells out the regulatory authority of the bank regulatory agencies, the Securities and Exchange Commission and state insurance regulators so that each type of activity is supervised by a regulator with corresponding expertise. The Federal Reserve Board is intended to be an umbrella supervisor with the authority to require a bank holding company or financial holding company or any subsidiary of either to file reports as to its financial condition, risk management systems, transactions with depository institution subsidiaries and affiliates, and compliance with any federal law that it has authority to enforce.

Although the Act reaffirmed that states are the regulators for insurance activities of all persons, including federally chartered banks, the Act prohibits states from preventing depository institutions and their affiliates from conducting insurance activities.

The Act also established a minimum federal standard of privacy to protect the confidentiality of a consumer's personal financial information and gives the consumer the power to choose how personal financial information may be used by financial institutions. The privacy provisions of the Act have been implemented by regulations of various federal agencies.

The Company anticipates that the Act and the regulations adopted pursuant to the Act will be likely to create new opportunities for it to offer expanded services to customers in the future, though the Company has not yet determined what the nature of the expanded services might be or when the Company might find it feasible to offer them. The Company further expects that the Act will increase competition from larger financial institutions that are currently more capable than the Company of taking advantage of the opportunity to provide a broader range of services. However, the Company continues to believe that its commitment to providing high quality, personalized service to customers will permit it to remain competitive in its market area.

The Company elected to become a financial holding company effective June 23, 2000, but it has not yet used that status to engage in any activities that are not also permissible for bank holding companies.

EMPLOYEES

The Company and the Banks presently employ one hundred two (102) full-time and twenty-three (23) part-time persons. Management believes that its employee relations are good.

EXECUTIVE OFFICERS

The executive officers of the Company are Robert E. Dye, Chairman, President and Chief Executive Officer; R. Riggie Ridgeway, Executive Vice President, Secretary and Treasurer; William B. West, Senior Vice President and Chief Financial Officer; and

Patricia A. Jensen, Vice President. Information about all of the executive officers except Patricia A. Jensen, is set forth in Item 10, part III of this report on Form 10-k.

Patricia A. Jensen, age 48, has served as Vice President of the Company since its formation in 1992. Mrs. Jensen has served as Vice President and Cashier of The Peoples National Bank since August 1986. Prior to joining The Peoples National Bank, Mrs. Jensen served as Vice President of First Union National Bank.

ITEM 2. PROPERTIES

The Company's corporate office is located at 1818 East Main Street in Easley, South Carolina. The property consists of a three-story brick building containing approximately 10,670 square feet on 0.665 acres of land owned by the Company. Currently, the Company occupies approximately 4,300 square feet and leases the remaining floor space to third parties. The Company also owns an adjacent office building located at 1814 East Main Street in Easley, South Carolina. The property consists of a two-story brick building containing approximately 6,624 square feet on 0.566 acres of land owned by the Company. This building houses the Company's centralized operational support functions, including central operations, data processing, accounting, financial reporting, human resources, audit, compliance and purchasing.

The main office of The Peoples National Bank is located at 1800 East Main Street in Easley, South Carolina. The property consists of a two-story brick building of approximately 10,412 square feet, which is constructed on 1.75 acres of land owned by The Peoples National Bank. Improvements include a three-lane drive-through teller installation, vault, night depository, and safe deposit facilities and a drive-through automated teller machine.

The Peoples National Bank owns and operates three branch facilities: one in Powdersville, South Carolina located approximately seven miles east of the Bank's main office containing approximately 3,158 square feet in a one-story brick building situated on 0.812 acres of land; a second branch office in Pickens, South Carolina located approximately ten miles west of the Bank's main office containing approximately 6,688 square feet in a two-story building on 0.925 acres of land; and a third office in Easley located approximately 4 miles west of the Bank's main office containing approximately 3,523 square feet in a one and one-half story building situated on 1.077 acres of land. All branch facilities have improvements including drive-through teller installations, drive-through automated teller machines, vault, night depository and safe deposit facilities.

Bank of Anderson, National Association operates out of one location in Anderson, South Carolina. The two-story building contains approximately 6,992 square feet and is situated on 1.935 acres of land in Anderson, South Carolina, which is owned by Bank of Anderson.

Seneca National Bank operates out of a two-story brick building containing approximately 6,688 square feet situated on 1.097 acres of land in Seneca, South Carolina, which is owned by Seneca National Bank.

All locations of the Company and the Banks are considered suitable and adequate for their intended purposes. Management believes that insurance coverage on the foregoing properties is adequate.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management based on consultation with external legal counsel, the outcome of any currently pending litigation is not expected to materially affect the Company's consolidated financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter ended December 31, 2001 to a vote of security holders of the Company.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

During the period covered by this report and to date, there has been no established trading market for the Company's stock.

The following table summarizes the range of high and low prices for the Company's Common Stock of which management has knowledge for each quarterly period over the last two years (prices have been adjusted to reflect the 5% stock dividends issued January 4, 2002 and January 5, 2001):

Sales Price of the Company's Common Stock

Quarter Ended	Low	High
March 31, 2000	$ 17.14	$ 17.14
June 30, 2000	$ 17.14	$ 15.34
September 30, 2000	$ 16.24	$ 16.24
December 31, 2000	$ 15.78	$ 15.78
March 31, 2001	$ 16.50	$ 16.50
June 30, 2001	$ 15.75	$ 15.75
September 30, 2001	$ 16.50	$ 16.50
December 31, 2001	$ 14.91	$ 14.91

Management has not ascertained that these transaction are the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

As of March 1, 2001, the number of holders of record of the Company's common stock was 1,099 and the number of issued and outstanding shares was 3,328,609.

During 2001 the Company paid four quarterly cash dividends. Cash dividends of $0.04 per common share were declared by the Company's Board of Directors on each of January 18, 2001, April 17, 2001 and $0.05 per common share was declared by the

Company's Board of Directors on each of July 17, 2001 and October 16, 2001. In addition, on each of July 13, 1992, July 12, 1993, December 12, 1994, November 30, 1995, November 8, 1996, October 31, 1997, December 7, 1998, January 14, 2000, January 5, 2001 and January 4, 2002 the Company paid 5% stock dividends to shareholders. It is the policy of the Board of Directors of the Company to reinvest earnings for such a period of time as is necessary to ensure the success of the operations of the Company and of the Banks. Future dividends will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company (see Item 1, "PAYMENT of DIVIDENDS").

ITEM 6. SELECTED FINANCIAL DATA

FIVE-YEAR FINANCIAL SUMMARY
(All amounts, except per share data, in thousands)

	2001	2000	1999 (1)	1998 (2)	1997
INCOME STATEMENT DATA					
Net interest income	$ 9,899	$ 9,561	$ 7,455	$ 5,327	$ 4,583
Provision for loan losses	892	681	571	194	325
Other operating income	5,267	2,631	1,768	1,224	757
Other operating expenses	9,567	7,803	6,534	4,475	3,072
Net income	3,069	2,431	1,375	1,261	1,304
PER SHARE DATA (3)					
Net income per common share -					
Basic	$ 0.96	$ 0.77	$ 0.42	$ 0.49	$ 0.63
Diluted	$ 0.94	$ 0.74	$ 0.40	$ 0.47	$ 0.60
Cash dividends declared	$ 0.18	$ 0.15	$ 0.14	$ 0.14	$ 0.12
BALANCE SHEET DATA					
Total Assets	$ 312,166	$ 259,500	$ 213,913	$ 151,671	$ 113,417
Total Deposits	236,802	205,634	168,776	120,100	96,190
Total Loans (Net)	251,173	199,995	146,998	86,924	75,862
Investment Securities	35,493	36,515	35,654	36,100	24,173
Total Earning Assets	296,181	239,851	198,480	142,097	105,592
Shareholders' Equity	28,551	25,815	23,346	22,471	9,510
OTHER DATA					
Return on average assets	1.07%	1.01%	0.74%	0.96%	1.21%
Return on average equity	11.31%	9.78%	5.91%	8.71%	14.34%

(1) Seneca National Bank opened for business in February 1999.
(2) Bank of Anderson, National Association, opened for business in September 1998.
(3) Per share data has been restated to reflect 5% stock dividends in 1996, 1997, 1998, 1999, 2000 and 2001 and the two-for-one stock split in 1997.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion is intended to assist in understanding the financial condition and results of operations of the Company and should be read in conjunction with the consolidated financial statements of the Company included herein.

DISCUSSION OF CHANGES IN FINANCIAL CONDITION

Total assets increased $52,666,000, or 20.3%, from $259,500,000 at December 31, 2000 to $312,166,000 at December 31, 2001.

The Company experienced significant loan growth during 2001 as total outstanding loans (excluding mortgage loans held for sale), the largest single category of assets, increased $27,510,000, or 14.9%, from $185,026,000 at December 31, 2000 to $212,536,000 at December 31, 2001, as a result of an increase in the amount of outstanding loans at the Company's three bank subsidiaries. Total loans outstanding at December 31, 2001 for The Peoples National Bank amounted to $132,240,000, a $7,915,000, or 6.4%, increase over the $124,325,000 held at December 31, 2000. Total loans outstanding at December 31, 2001 for Bank of Anderson amounted to $54,195,000, an $11,885,000, or 28.1%, increase over the $42,310,000 reported at December 31, 2000. Total loans outstanding at December 31, 2001 for Seneca National Bank amounted to $26,101,000, a $7,710,000, or 41.9%, increase over the $18,391,000 reported at December 31, 2000. A significant portion of the loan growth at Bank of Anderson and Seneca National Bank is attributable to the fact that each commenced business relatively recently (September 1998 and February 1999, respectively). The Company also experienced significant growth in the pool of mortgage loans held for sale. Mortgage loans held for sale increased $23,933,000, or 140.8%, from $16,992,000 at December 31, 2000 to $40,925,000 at December 31, 2001, as a result of the increase in volume in the residential mortgage department. All of the Company's mortgage loans held for sale are at The Peoples National Bank.

The Company's securities portfolio, collectively, at amortized cost, remained relatively stable for 2001 when compared to 2000. Cash and due from bank's balances decreased $4,263,000, or 45.1%, from $9,462,000 at December 31, 2000 to $5,199,000 at December 31, 2001. The decrease was largely the result of a reduction of uncollected funds in correspondent bank accounts at year-end. The amount of Federal funds sold at December 31, 2001 was $7,203,000, an increase of $6,023,000, or 510.4%, from the $1,180,000 of Federal funds sold at December 31, 2000. The increase in Federal funds sold was largely attributable to the increase in deposits experienced by the Banks at December 31, 2001.

Other assets, comprised largely of cash surrender value on life insurance policies on key executives, prepaid expenses, other real estate owned, and deferred income taxes, increased $1,079,000, or 45.9%, to $3,430,000 at December 31, 2001 from $2,351,000 at December 31, 2000. This increase is largely attributable to an increase of $472,000, or

98.7%, in other real estate owned to $950,000 at December 31, 2001 from $478,000 at December 31, 2000, and an increase in the deferred tax asset value of $637,000, or 758.3%, to $721,000 at December 31, 2001 from $84,000 at December 31, 2000.

Total liabilities increased $49,930,000, or 21.4% from $233,685,000 at December 31, 2000 to $283,615,000 at December 31, 2001 largely as a result of a $31,168,000, or 15.2%, increase in total deposits at the Company's bank subsidiaries. Of the $31,168,000 increase in total deposits, $25,305,000, or 81.2%, is attributable to growth in interest-bearing deposits, largely certificates of deposit and interest-bearing transaction accounts. The remaining $5,863,000, or 18.8%, is due to growth in noninterest-bearing deposits.

Other interest-bearing liabilities comprised of securities sold under repurchase agreements, federal funds purchased and Federal Home Loan Bank borrowings, increased $18,814,000, or 72.9%, from $25,817,000 at December 31, 2000 to $44,631,000 at December 31, 2001. Of the $18,814,000 increase, securities sold under repurchase agreements increased $6,489,000, or 34.5%, federal funds purchased decreased $3,660,000, or 100.0%, to $0, and Federal Home Loan Bank borrowings increased $15,985,000, or 199.8%, during 2001 from December 31, 2000 levels. The overall increase in these other interest-bearing liabilities is largely attributable to the loan growth experienced at all three subsidiary banks as well as an increase of $23,933,000, or 140.9%, in mortgage loans held for sale at Peoples National Bank.

Shareholders' equity increased $2,736,000, or 10.6%, from $25,815,000 at December 31, 2000 to $28,551,000 at December 31, 2001. This increase comes as a result of net earnings for the period of $3,069,000, an increase in the market value on the Company's "available for sale" securities portfolio of $236,000 during the period, and the exercise of stock options under the Company's Stock Option Plans in the amount of $11,000. These additions to shareholders equity were partially offset by the declaration and payment of $570,000 in cash dividends and the payment of $10,000 of cash in lieu of fractional shares during 2001.

EARNINGS PERFORMANCE

2001 Compared to 2000

Overview

The consolidated Company's operations for the twelve months ended December 31, 2001 resulted in net income of $3,069,000, or $0.96 per basic share ($0.94 per diluted share), compared to $2,431,000, or $0.77 per basic share ($0.74 per diluted share) for the twelve months ended December 31, 2000. The increase in the Company's net income of $638,000, or 26.2%, for 2001 resulted largely from a significant increase in total interest income, largely from loans, coupled with a significant increase in non-interest income during 2001. This was partially offset by corresponding increases in interest expense, non-interest expense, and provision for loan losses. In particular, both Bank of Anderson and Seneca National Bank experienced significant increases in net income as both of these relatively new banks continued to develop their businesses. For the twelve months ended December 31, 2001, Peoples National Bank recorded net income of $2,646,000, an increase of $464,000, or 21.3%, over net income of $2,182,000 in 2000. For the twelve months ended December 31, 2001, Bank of Anderson recorded net income of $384,000, an increase of $163,000, or 73.8%, over the $221,000 recorded in 2000. For the twelve months ended December 31, 2001, Seneca National Bank recorded net income of $90,000, an increase of $49,000, or 119.5%, over the $41,000 recorded in 2000.

Interest Income, Interest Expense and Net Interest Income

The Company's net interest income increased $338,000, or 3.5%, to $9,899,000 for the year-ended December 31, 2001 compared to $9,561,000 for the year-ended December 31, 2000.

The Company's total interest income increased $1,378,000, or 7.3%, to $20,213,000 in 2001 compared to $18,835,000 for 2000. This increase is largely attributable to an increase in loan interest income of $1,551,000 resulting from an increase in the average outstanding balances of permanent loans as well as loans held for sale, but somewhat diminished by lower market interest rates that were experienced at the Company's three bank subsidiaries during 2001 when compared to 2000.

Total interest expense increased $1,040,000, or 11.2% to $10,314,000 in 2001 compared to $9,274,000 for 2000. The increases in the amount of interest paid on the various categories of interest-bearing liability accounts in 2001 are largely attributable to the increases in the average outstanding balances for these types of accounts, but they are somewhat offset by lower market interest rates that were experienced at the Company's three bank subsidiaries during 2001 when compared to 2000.

Provision and Allowance for Loan Losses

The Company's provision for loan losses was $892,000 in 2001 compared to $681,000 for 2000, a $211,000 or 31.0% increase. This increase is largely attributable to the increase in the volume of outstanding loans during 2001 when compared to 2000. The Peoples National Bank made provisions for loan losses of $621,000 in 2001 compared to $403,000 in 2000. Bank of Anderson made provisions for loan losses of $150,000 in 2001 compared to $198,000 in 2000. Seneca National Bank made provisions for loan losses of $121,000 in 2001 compared to $80,000 in 2000. During fiscal year 2001 the Company experienced net charge-offs of $627,000, or 0.28% of average outstanding loans (excluding loans held for sale), compared to net charge-offs of $239,000, or 0.13% of average outstanding loans in fiscal year 2000. The net charge-offs are attributable to $590,000 in net charge-offs at The Peoples National Bank, $30,000 in net charge-offs at Bank of Anderson, N. A., and $7,000 in net charge-offs at Seneca National Bank. At December 31, 2001 the allowance for loan losses was 0.90% as a percentage of outstanding loans compared to 1.00% at December 31, 2000.

At December 31, 2001 the Company had $993,000 in non-accrual loans, one $8,000 restructured loan, $0 in loans past due 90 days or more but still accruing interest, and $950,000 in real estate acquired in settlement of loans, compared to $993,000, $67,000, $108,000, and $478,000 respectively at December 31, 2000. Non-performing assets as a percentage of all loans and other real estate owned were 0.77% and 0.81% at December 31, 2001 and 2000, respectively.

In the cases of non-performing loans, management of the Company has reviewed the carrying value of any underlying collateral. In those cases where the collateral value may be less than the carrying value of the loan the Company has taken specific write-downs to the loan, even though such loan may still be performing. Management of the Company does not believe it has any non-accrual loan that individually could materially impact the reserve for loan losses or long-term future operating results of the Company.

The Company records real estate acquired through foreclosure at the lower of cost or estimated market value less estimated selling costs. Estimated market value is based upon the assumption of a sale in the normal course of business and not on a quick liquidation or distressed basis. Estimated market value is established by independent appraisal at the time of foreclosure. Management believes that other real estate owned at December 31, 2001 will not require significant write-downs in future accounting periods, and therefore will not have a significant effect on the Company's future operations.

Other Income

Total consolidated other income, including securities transactions, increased $2,636,000, or 100.2% from $2,631,000 in 2000 to $5,267,000 in 2001. This increase is largely attributable to an increase of $1,961,000, or 147.0%, in origination and service release fees on residential mortgage loans generated from $1,334,000 in 2000 to $3,295,000 in 2001; an increase of $724,000, or 313.4%, in net overdraft privilege fees from $231,000 in 2000 to $955,000 in 2001; and an increase of $147,000, or 73.9%, in other miscellaneous income from $199,000 in 2000 to $346,000 in 2001. The Company did not record any gains or losses on the sale of securities in either of 2001 or 2000.

Other Expenses

Total consolidated other expenses increased $1,764,000, or 22.6%, to $9,567,000 in 2001 compared to $7,803,000 in 2000. The significant increase in overall non-interest expense is indicative of the significantly larger scale of operations for the Company. Salaries and benefits, the largest component of non-interest expense, increased $1,076,000, or 23.9%, to $5,578,000 in 2001 compared to $4,502,000 in 2000. The increase in salaries and benefits for the comparative periods is primarily attributable to the additional staffing associated with the Company's mortgage lending activities during 2001 and normal additional staffing and salary increases throughout the Company.

Occupancy expense increased $144,000, or 38.9%, to $514,000 in 2001 compared to $370,000 in 2000. The increase in occupancy expense for the two comparative periods is partially attributable to an increase in depreciation, maintenance and utilities associated with the purchase of a corporate headquarters building late in the year 2000. Equipment expense increased $37,000, or 6.1%, to $643,000 in 2001 compared to $606,000 in 2000. The increase for the comparative periods is attributable to increases in depreciation and maintenance expense associated with the Company's overall growth.

Miscellaneous other operating expense increased $524,000, or 28.3%, to $2,377,000 in 2001 compared to $1,853,000 in 2000. The increase in miscellaneous other operating expenses is attributable to the overall continued growth of the Company and its three subsidiary banks.

2000 Compared to 1999

Overview

The consolidated Company's operations for the twelve-months ended December 31, 2000 resulted in net income of $2,431,000, or $0.77 per basic share ($0.74 per diluted share), compared to $1,375,000, or $0.42 per basic share ($0.40 per diluted share) for the twelve-months ended December 31, 1999. The increase in the Company's net income of $1,056,000, or 76.8%, for 2000 resulted largely from a significant increase in total interest income, largely from loans, coupled with a significant increase in non-interest income during 2000. In particular, both Bank of Anderson and Seneca National Bank experienced significant increases in net income as both of these relatively new banks continued to develop their businesses. For the twelve-months ended December 31, 2000, Peoples National Bank recorded net income of $2,182,000, an increase of $464,000, or 27.0%, over 1999 net income of $1,718,000. For the twelve-months ended December 31, 2000, Bank of Anderson recorded net income of $221,000, an increase of $379,000 over the net loss of $158,000 recorded in 1999. For the twelve-months ended December 31, 2000, Seneca National Bank recorded net income of $41,000; an increase of $245,000 over the net loss of $204,000 recorded in 1999.

Interest Income, Interest Expense and Net Interest Income

The Company's net interest income increased $2,106,000, or 28.3%, to $9,561,000 for the year-ended December 31, 2000 compared to $7,455,000 for the year-ended December 31, 1999. The increase is largely attributable to an increase in interest income on loans of $5,546,000 or 52.3%, resulting from an increase in the balance of outstanding loans during 2000.

The Company's total interest income increased $5,258,000, or 38.7%, to $18,835,000 in 2000 compared to $13,577,000 for 1999. As previously disclosed, the increase is largely attributable to an increase in loan interest income of $5,546,000 resulting from an increase in the average outstanding balance of loans in 2000 when compared to 1999.

Total interest expense increased $3,152,000, or 51.5% to $9,274,000 in 2000 compared to $6,122,000 for 1999. This increase is attributable to an increase of $2,829,000, or 52.1%, in interest paid on deposit accounts, an increase of $268,000, or 51.4%, on securities sold under repurchase agreements, and an increase of $55,000, or 31.6%, on borrowings from the Federal Home Loan Bank. The increases in the amount of interest paid on these categories of interest-bearing liability accounts in 2000 are largely attributable to the increases in the average outstanding balances for these types of accounts in 2000 when compared to 1999.

Provision and Allowance for Loan Losses

The Company's provision for loan losses was $681,000 in 2000 compared to $571,000 for 1999, a $110,000 or 19.3% increase. This increase is largely attributable to the increase in the volume of outstanding loans during 2000 when compared to 1999. The Peoples National Bank made provisions for loan losses of $403,000 in 2000 compared to $204,000 in 1999. Bank of Anderson made provisions for loan losses of $198,000 in 2000 compared to $219,000 in 1999 as it continued to establish its allowance for loan losses. Seneca National Bank made provisions for loan losses of $80,000 in 2000 compared to $148,000 in 1999 as it continued to establish its allowance for loan losses. During fiscal year 2000, the Company experienced net charge-offs of $239,000, or 0.13% of average outstanding loans, compared to net charge-offs of $83,000, or 0.07% of average outstanding loans in fiscal 1999. The increase in net charge-offs is attributable to $233,000 in net charge-offs at The Peoples National Bank, $3,000 in net charge-offs at Bank of Anderson, N. A., and $3,000 in net charge-offs at Seneca National Bank. At December 31, 2000, the allowance for loan losses as a percentage of outstanding loans was 1.00% compared to 1.06% at December 31, 1999.

At December 31, 2000 the Company had $993,000 in non-accrual loans, one $67,000 restructured loan, and $108,000 in loans past due 90 days or more and still accruing interest and $478,000 in other real estate owned, compared to $628,000, $150,000, $0 and $219,000, respectively at December 31, 1999. Non-performing assets as a percentage of loans and other real estate owned were 0.81% and 0.67% at December 31, 2000 and 1999, respectively.

Other Income

Total consolidated other income, including securities transactions, increased $863,000, or 48.8% in 2000. This increase is largely attributable to an increase of $477,000 in origination and service release fees on mortgage loans generated by the Company, net income of $231,000 associated with an overdraft privilege product introduced at Peoples National Bank in 2000, and an increase of $91,000 in service charge income on deposit accounts resulting from a larger deposit base. The Company did not record any gains or losses on the sale of securities in either of 2000 or 1999.

Other Expenses

Total non-interest or other expenses increased $1,269,000, or 19.4%, to $7,803,000 in 2000 compared to $6,534,000 in 1999. The significant increase in overall non-interest expense is indicative of a significantly larger scale of operations for the Company. Salaries and benefits, the largest component of non-interest expense, increased $723,000, or 19.1% to $4,502,000 in 2000 compared to $3,779,000 in 1999. The increase in salaries and benefits for the comparative periods is primarily attributable to the additional staffing associated with the Company's mortgage lending activities during 2000 and normal additional staffing and salary increases throughout the Company.

Occupancy expense increased $72,000, or 24.2%, to $370,000 in 2000 compared to $298,000 in 1999. The increase in occupancy expense for the two comparative periods is attributable to an increase in depreciation, maintenance expenses and utilities associated with the new branch facility of The Peoples National Bank occupied during the fourth quarter of 1999 and the renovated facility of The Peoples National Bank completed in 2000. Equipment expense increased $46,000, or 8.2%, to $606,000 in 2000 compared to $560,000 in 1999. The increase for the comparative periods is attributable to increases in depreciation and maintenance expense associated with the Company's overall growth.

Miscellaneous other operating expense increased $428,000, or 22.6%, to $2,325,000 in 2000 compared to $1,897,000 in 1999. The increase in miscellaneous other operating expenses is attributable to the overall continued growth of the Company and its three subsidiary banks.

ITEM 7A QUALITATIVE AND QUANTITATIVE DISCLUSURES ABOUT MARKET RISK

Reference is made to page 20 through page 22 "Market Risk – Interest Rate Sensitivity" included in Business under Item 1 of this Annual Report on Form 10-K.

Elliott Davis

Elliott Davis, LLP
Advisors-CPAs-Consultants
870 S. Pleasantburg Drive
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors
Peoples Bancorporation, Inc.
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of *Peoples Bancorporation, Inc. and Subsidiaries* as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *Peoples Bancorporation, Inc. and Subsidiaries* as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLP

January 29, 2002
Greenville, South Carolina

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except share information)

	DECEMBER 31, 2001	DECEMBER 31, 2000
ASSETS		
CASH AND DUE FROM BANKS	$ 5,199	$ 9,462
INTEREST - BEARING DEPOSITS IN OTHER BANKS	24	43
FEDERAL FUNDS SOLD	7,203	1,180
Total cash and cash equivalents	12,426	10,685
SECURITIES		
Available for sale	30,339	31,673
Held for investment (fair value of $3,417 in 2001 and $3,794 in 2000)	3,339	3,754
Other investments, at cost	1,815	1,088
LOANS HELD FOR SALE	40,925	16,992
LOANS (less allowance for loan losses of $2,288 in 2001 and $2,023 in 2000)	210,248	183,003
PREMISES AND EQUIPMENT, net of accumulated depreciation	7,961	8,138
ACCRUED INTEREST RECEIVABLE	1,683	1,816
OTHER ASSETS	3,430	2,351
	$ 312,166	$ 259,500
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS		
Noninterest-bearing	$ 34,579	$ 28,716
Interest-bearing	202,223	176,918
Total deposits	236,802	205,634
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	20,646	14,157
FEDERAL FUNDS PURCHASED	-	3,660
ADVANCES FROM FEDERAL HOME LOAN BANK	23,985	8,000
ACCRUED INTEREST PAYABLE	1,218	1,721
OTHER LIABILITIES	964	513
Total liabilities	283,615	233,685
COMMITMENTS AND CONTINGENCIES – Notes 11 and 12		
SHAREHOLDERS' EQUITY		
Common stock - 10,000,000 shares authorized; $1.67 par value per share; 3,328,609 shares and 3,168,046 shares outstanding	5,559	5,290
Additional paid-in capital	22,786	20,587
Retained earnings	32	-
Accumulated other comprehensive income (loss)	174	(62)
	28,551	25,815
	$ 312,166	$ 259,500

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands except share information)

	For the years ended December 31,		
	2001	2000	1999
INTEREST INCOME			
Interest and fees on loans	$ 17,708	$ 16,157	$ 10,611
Interest on securities			
Taxable	1,918	2,086	1,969
Tax-exempt	167	195	214
Interest on federal funds sold	420	397	783
Total interest income	20,213	18,835	13,577
INTEREST EXPENSE			
Interest on deposits	9,226	8,256	5,427
Interest on federal funds purchased and securities sold under repurchase agreements	679	789	521
Interest on advances from Federal Home Loan Bank	409	229	174
Total interest expense	10,314	9,274	6,122
Net interest income	9,899	9,561	7,455
PROVISION FOR LOAN LOSSES	892	681	571
Net interest income after provision for loan losses	9,007	8,880	6,884
NONINTEREST INCOME			
Service fees and other	1,972	1,297	911
Mortgage banking	3,295	1,334	857
	5,267	2,631	1,768
NONINTEREST EXPENSES			
Salaries and benefits	5,578	4,502	3,779
Occupancy	514	370	298
Equipment	643	606	560
Marketing and advertising	232	231	270
Communications	223	241	177
Other operating	2,377	1,853	1,450
	9,567	7,803	6,534
Income before income taxes	4,707	3,708	2,118
PROVISION FOR INCOME TAXES	1,638	1,277	743
Net income	$ 3,069	$ 2,431	$ 1,375
BASIC NET INCOME PER COMMON SHARE	$ 0.96	$ 0.77	$ 0.42
DILUTED NET INCOME PER COMMON SHARE	$ 0.94	$ 0.74	$ 0.40

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, 2001, 2000 and 1999
(Amounts in thousands except share information)

	Common stock		Additional paid-in	Retained	Accumulated other comprehensive income	Total shareholders'
	Shares	Amount	Capital	earnings	(loss)	equity
BALANCE, DECEMBER 31, 1998	2,764,016	$4,616	$ 17,092	$ 811	$ (48)	$ 22,471
Net income	-	-	-	1,375	-	1,375
Other comprehensive income, net of tax:						
Unrealized holding losses on securities available for sale	-	-	-	-	(462)	(462)
Comprehensive income	-	-				913
Stock dividend (5%)	141,857	237	1,543	(1,780)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(8)	-	(8)
Cash dividends ($.14 per share)	-	-	-	(398)	-	(398)
Proceeds from stock options exercised	81,754	136	232	-	-	368
BALANCE, DECEMBER 31, 1999	2,987,627	4,989	18,867	-	(510)	23,346
Net income	-	-	-	2,431	-	2,431
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available for sale	-	-	-	-	448	448
Comprehensive income	-	-	-	-	-	2,879
Stock dividend (5%)	150,420	251	1,736	(1,987)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(8)	-	(8)
Cash dividends ($.14 per share)	-	-	-	(436)	-	(436)
Proceeds from stock options exercised	29,999	50	(16)	-	-	34
BALANCE, DECEMBER 31, 2000	3,168,046	5,290	20,587	-	(62)	25,815
Net income	-	-	-	3,069	-	3,069
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available for sale	-	-	-	-	236	236
Comprehensive income	-	-	-			3,305
Stock dividend (5%)	157,891	264	2,193	(2,457)	-	
Cash in lieu of fractional shares on stock dividend	-	-	-	(10)	-	(10)
Cash dividends ($.14 per share)	-	-	-	(570)	-	(570)
Proceeds from stock options exercised	2,672	5	6	-	-	11
BALANCE, DECEMBER 31, 2001	**3,328,609**	**$ 5,559**	**$ 22,786**	**$ 32**	**$ 174**	**$ 28,551**

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands except share information)

	For the years ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,069	$ 2,431	$ 1,375
Adjustments to reconcile net income to net cash used for operating activities			
Gain on sale of premises and equipment	-	-	(13)
Provision for loan losses	892	681	571
Benefit from deferred income taxes	(110)	(181)	(79)
Depreciation	564	524	464
Amortization and accretion (net) of premiums and discounts on securities	12	31	195
Origination of loans held for sale	(370,363)	(112,367)	(75,720)
Sale of loans held for sale	346,430	102,037	69,058
(Increase) decrease in accrued interest receivable	133	(262)	(622)
Increase in other assets	(460)	(357)	(724)
Increase (decrease) in accrued interest payable	(503)	567	287
Increase (decrease) in other liabilities	448	491	(58)
Net cash used for operating activities	(19,888)	(6,405)	(5,266)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of securities held for investment	-	-	(327)
Purchases of securities available for sale	(33,217)	(5,628)	(10,383)
Proceeds from the maturity of securities available for sale	6,684	3,980	7,405
Proceeds from the call of securities available for sale	27,900	1,433	3,060
Net increase in loans	(28,764)	(43,587)	(53,899)
Proceeds from the sale of premises and equipment	-	-	43
Purchase of premises and equipment	(387)	(1,693)	(2,373)
Net cash used for investing activities	(27,784)	(45,495)	(56,474)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	31,168	36,858	48,684
Net increase (decrease) in federal funds purchased	(3,660)	3,660	-
Net increase (decrease) in securities sold under repurchase agreements	6,489	(1,277)	9,455
Net increase in advances from Federal Home Loan Bank	15,985	3,000	3,000
Proceeds from the sale of stock and exercise of stock options	11	34	368
Cash dividends paid	(570)	(436)	(398)
Cash in lieu of fractional shares on stock dividends	(10)	(8)	(8)
Net cash provided by financing activities	49,413	41,831	61,101
Net increase (decrease) in cash and cash equivalents	1,741	(10,069)	(639)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,685	20,754	21,393
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 12,426	$ 10,685	$ 20,754
CASH PAID FOR			
Interest	$ 10,817	$ 8,707	$ 5,835
Income taxes	$ 1,722	$ 1,169	$ 836

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of Peoples Bancorporation, Inc. (the "Company") and its wholly-owned subsidiaries, The Peoples National Bank, Bank of Anderson, N.A., and Seneca National Bank (collectively referred to as the "Banks"). The Company formed Bank of Anderson, N.A. and Seneca National Bank during 1998 with the proceeds, net of issuance costs, from two stock offerings totaling $11,948,814. The capital from the offerings was invested $5.5 million in Bank of Anderson, $3.5 million in Seneca National Bank and $1 million in The Peoples National Bank. Bank of Anderson, N. A. and Seneca National Bank commenced operations in the third quarter of 1998 and the first quarter of 1999, respectively. All significant intercompany balances and transactions have been eliminated. The Banks operate under national bank charters and provide full banking services to customers. The Banks are subject to regulation by the Office of the Comptroller of the Currency. The Company is subject to regulation by the Federal Reserve Board.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of interest and noninterest income and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk

The Banks make loans to individuals and small businesses located primarily in upstate South Carolina for various personal and commercial purposes. The Banks have diversified loan portfolios and borrowers' abilities to repay loans is not dependent upon any specific economic sector.

Securities

The Company accounts for securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Debt securities are classified upon purchase as available for sale, held for investment, or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of shareholders' equity (accumulated other comprehensive income (loss)) net of deferred income taxes. Securities classified as held for investment are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a methodology which approximates a level yield of interest over the estimated remaining period until maturity. To qualify as held for investment, the Company must have the ability and intent to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and allowance for loan losses

Loans are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest is calculated using the simple interest method on daily balances of the principal amounts outstanding. An allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loan loss experience; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

(Continued)

Loans and allowance for loan losses, continued

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment and major replacements or betterments are added at cost. Maintenance, repairs, and minor replacements are charged to expense when incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Other real estate owned

Other real estate owned represents properties acquired through foreclosure and is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense. At December 31, 2001 and 2000 real estate owned by the Company totaled $950,000 and $477,000, respectively, and is included in other assets. During 2001 and 2000, the Company transferred loans to real estate acquired in foreclosure of $714,000 and $282,900, respectively.

Income taxes

The provision for income taxes includes deferred taxes on temporary differences between the recognition of certain income and expense items for tax and financial statement purposes. Income taxes are computed on the liability method as described in SFAS No. 109, "Accounting for Income Taxes".

Statements of cash flows

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and Due From Banks", "Interest-bearing Deposits in Other Banks" and "Federal Funds Sold". Cash and cash equivalents have an original maturity of three months or less.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Reclassifications

Certain prior year amounts have been reclassified to conform with the current presentation. These reclassifications have no effect on previously reported net income.

Risk and uncertainties

In the normal course of its business the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company, and the valuation of loans held for sale and mortgage-backed securities available for sale.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions, resulting from the regulators' judgments based on information available to them at the time of their examination.

Recently issued accounting standards

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a replacement of SFAS No. 125." It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures but will carry over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures related to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of the provisions of SFAS No. 140 in 2001 did not have a material effect on the Company.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This SFAS addresses accounting and reporting for all business combinations and defines the purchase method as the only acceptable method. This statement is effective for all business combinations initiated after June 30, 2001. The Company had no transactions affected by this statement in 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This SFAS addresses how goodwill and other intangible assets should be accounted for at their acquisition (except for those acquired in a business combination) and after they have been initially recognized in the financial statements. The statement is effective for all fiscal years beginning after December 15, 2001. The impact of this SFAS will not be material to the Company's financial statements.

In July 2001, the SEC issued Staff Accounting Bulletin ("SAB") No. 102 "Selected Loan Loss Allowance Methodology and Documentation Issues." This staff accounting bulletin clearly defines the required development, documentation, and application of a systematic methodology for determining allowances for loan and lease losses in accordance with accounting principles generally accepted in the United States of America. The Company's management believes it is in compliance with the provisions of SAB No. 102.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This SFAS supercedes prior pronouncements associated with impairment or disposal of long-lived assets. The SFAS establishes methodologies for assessing impairment of long-lived assets, including assets to be disposed of by sale or by other means. This statement is effective for all fiscal years beginning after December 15, 2001. This SFAS is not expected to have a material impact on the Company's financial position.

Additional accounting standards that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Banks are required to maintain average reserve balances with the Federal Reserve Bank based upon a percentage of deposits. The average amounts of these reserve balances at December 31, 2001 and 2000 were approximately $1,430,000 and $1,092,000, respectively.

NOTE 3 - SECURITIES

Securities are summarized as follows as of December 31 (tabular amounts in thousands):

	2001			
	Amortized cost	Unrealized holding Gains	Unrealized holding Losses	Fair value
SECURITIES AVAILABLE FOR SALE:				
OBLIGATIONS OF OTHER U. S. GOVERNMENT AGENCIES AND CORPORATIONS				
Maturing after one but within five years	$ 12,834	$ 191	$ -	$ 13,025
Maturing after five but within ten years	6,725	16	-	6,741
Maturing after ten years	10,517	56	-	10,573
	$ 30,076	$ 263	$ -	$ 30,339
SECURITIES HELD FOR INVESTMENT:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 726	$ 5	$ -	$ 731
Maturing after one but within five years	2,092	72	-	2,164
Maturing after five but within ten years	421	4	-	425
Maturing after ten years	100	-	3	97
	$ 3,339	$ 81	$ 3	$ 3,417

(Continued)

NOTE 3 – SECURITIES, (Continued)

	2000			
	Amortized cost	Unrealized holding Gains	Unrealized holding Losses	Fair value
SECURITIES AVAILABLE FOR SALE:				
U. S. TREASURY SECURITIES				
Maturing within one year	$ 250	$ -	$ 1	$ 249
OBLIGATIONS OF OTHER U. S. GOVERNMENT AGENCIES AND CORPORATIONS				
Maturing within one year	1,516	-	8	1,508
Maturing after one but within five years	20,624	-	54	20,570
Maturing after five but within ten years	4,496	-	45	4,451
Maturing after ten years	4,881	14	-	4,895
	31,517	14	107	31,424
	$ 31,767	$ 14	$ 108	$ 31,673

	Amortized cost	Unrealized holding Gains	Unrealized holding Losses	Fair value
SECURITIES HELD FOR INVESTMENT:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 510	$ 1	$ -	$ 511
Maturing after one but within five years	2,502	34	-	2,536
Maturing after five but within ten years	642	8	-	650
Maturing after ten years	100	-	3	97
	$ 3,754	$ 43	$ 3	$ 3,794

OTHER INVESTMENTS, AT COST

The Banks, as member institutions, are required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB"), the Federal Reserve Bank, and the Bankers Bank. The stock is generally pledged against any borrowings from these institutions (see Note 8). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value. The Company's investments in stock are carried at par value and are summarized below (tabular amounts in thousands):

	December 31, 2001	December 31, 2000
Federal Reserve Bank	$ 396	$ 396
FHLB	1,364	637
Bankers Bank	55	55
	$ 1,815	$ 1,088

Securities with carrying amounts of $34,579,000 and $26,512,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows (tabular amounts in thousands):

	December 31,	
	2001	2000
Commercial and industrial - not secured by real estate	$ 26,997	$ 24,084
Commercial and industrial - secured by real estate	53,445	45,668
Residential real estate - mortgage	60,881	58,540
Residential real estate - construction	48,099	37,308
Loans to individuals for household, family and other personal expenditures	23,114	19,426
	212,536	185,026
Less allowance for loan losses	2,288	2,023
	$ 210,248	$ 183,003

Changes in the allowance for loan losses were as follows:

	For the years ended December 31,		
	2001	2000	1999
BALANCE, BEGINNING OF YEAR	$ 2,023	$ 1,581	$ 1,093
Provision for loan losses	892	681	571
Loans charged off, net of recoveries	(627)	(239)	(83)
BALANCE, END OF YEAR	$ 2,288	$ 2,023	$ 1,581

At December 31, 2001 and 2000 nonaccrual loans amounted to $993,000 and $993,000, respectively. Foregone interest income was approximately $85,000, $64,000 and $59,500 on nonaccrual loans for 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, there were no impaired loans.

NOTE 5 - PREMISES AND EQUIPMENT

The principal categories and estimated useful lives of premises and equipment are summarized below (tabular amounts in thousands):

	Estimated useful lives	December 31,	
		2001	2000
Land		$ 1,678	$ 1,678
Building and improvements	15 - 40 years	5,630	5,599
Furniture, fixtures and equipment	3 - 10 years	3,834	3,479
		11,142	10,756
Less accumulated depreciation		3,181	2,618
		$ 7,961	$ 8,138

Depreciation expense of approximately $564,000, $524,000, and $464,000 for 2001, 2000 and 1999, respectively, is included in occupancy and equipment expenses in the accompanying consolidated statements of income.

NOTE 6 - DEPOSITS

The amounts and scheduled maturities of deposits are as follows (tabular amounts in thousands):

	December 31, 2001	December 31, 2000
Time certificates maturing		
Within one year	$ 115,570	$ 102,248
After one but within two years	19,483	19,604
After two but within three years	1,562	1,102
After three but within four years	886	142
After four years	118	819
	137,619	123,915
Transaction and savings accounts	99,183	81,719
	$ 236,802	$ 205,634

Certificates of deposit in excess of $100,000 totaled approximately $61,954,000 and $53,627,000 at December 31, 2001 and 2000, respectively. Interest expense on certificates of deposit in excess of $100,000 was approximately, $3,066,000 in 2001, $2,735,000 in 2000, and $1,396,000 in 1999.

Beginning in 2001 and at December 31, 2001, the Bank had approximately $12,781,000 in time certificates from customers outside their market area.

NOTE 7 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows (tabular amounts in thousands):

	December 31, 2001	December 31, 2000
U. S. Government securities with an amortized cost of $18,671,000 ($18,786,000 fair value) and $11,322,000 ($11,246,000 fair value) at December 31, 2001 and 2000, respectively, collateralize the agreements.	$ 20,646	$ 14,157

The Banks enter into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities maintained by a safekeeping agent. The weighted average interest rate of these agreements was 3.84 percent and 4.36 percent at December 31, 2001 and 2000, respectively. The agreements mature daily. Securities sold under agreements to repurchase averaged $17,165,000 and $17,435,000 during 2001 and 2000, respectively. The maximum amounts outstanding at any month-end were $20,646,000 and $32,613,000 during 2001 and 2000, respectively.

NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK

The Banks had advances aggregating $23,985,000 and $8,000,000 at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, the Banks had $18,985,000 and $3,000,000 of advances which bear interest at 1.83 and 6.35 percent, respectively, and mature daily. At December 31, 2001 and 2000, $5,000,000 of the advances bear interest at 4.82 percent and mature in December 2010. An advance at December 31, 2000 was called by the FHLB in the first quarter of 2001. At December 31, 2001 and 2000, the advances were collateralized by one to four family residential mortgage loans aggregating approximately $30,600,000 and $31,628,000, respectively, and by FHLB stock owned by all three Banks. Additional borrowings under similar terms are available by pledging additional collateral and purchasing additional stock in the FHLB.

NOTE 9 - UNUSED LINES OF CREDIT

The Banks have unused short-term lines of credit to purchase Federal Funds from unrelated banks totaling $17,750,000 at December 31, 2001. These lines of credit are available on a one to seven day basis for general corporate purposes.

The Peoples National Bank has the ability to borrow an additional $42,280,000 or 20 percent of total assets from the FHLB as of December 31, 2001. The Bank of Anderson, N.A. has the ability to borrow an additional $6,550,000 or 10 percent of total assets, and the Seneca National Bank has the ability to borrow an additional $3,342,000 or 10 percent of total assets. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

NOTE 10 - INCOME TAXES

Provision for income taxes consists of the following (tabular amounts in thousands):

	For the years ended December 31,		
	2001	2000	1999
Current tax provision			
Federal	$ 1,531	$ 1,351	$ 759
State	217	107	63
Total current taxes	1,748	1,458	822
Deferred tax benefit	(110)	(181)	(79)
Provision for income taxes	$ 1,638	$ 1,277	$ 743

Income taxes differ from the tax expense computed by applying the statutory federal income tax rate of 34 percent to income before income taxes. The reasons for these differences are as follows:

	For the years ended December 31,		
	2001	2000	1999
Tax expense at statutory rate	$ 1,601	$ 1,261	$ 720
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal benefit	135	71	63
Tax-exempt interest income	(57)	-	-
Officer's life insurance	(22)	(56)	(65)
Other	(19)	1	25
Provision for income taxes	$ 1,638	$ 1,277	$ 743

Deferred tax assets (liabilities) result from temporary differences in the recognition of revenue and expenses for tax and financial statement purposes. The sources and the cumulative tax effect of temporary differences are as follows:

	December 31,	
	2001	2000
Allowance for loan losses	$ 881	$ 688
Tax depreciation in excess of book depreciation	(207)	(173)
Deferred compensation	63	41
Unrealized holding (gains) losses on securities available for sale	(90)	32
Tax deferral of business start-up costs	24	33
Other	(40)	(17)
	631	604
Valuation allowance	-	(153)
	$ 631	$ 451

Net deferred tax assets are included in other assets.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2001, unfunded commitments to extend credit were $49,529,000. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2001, there were $4,817,000 committed under letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 12 - LEGAL CONTINGENCIES

The Company has, from time to time, various lawsuits and claims arising from the conduct of its business. There are no pending lawsuits or claims that are expected to have any material adverse effect on the financial position or results of operations of the Company.

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2001 and 2000, certain officers, directors, employees, related parties and companies in which they have 10 percent or more beneficial ownership, were indebted to the Banks in the aggregate amount of $7,529,000 and $7,659,000, respectively. During 2001, $2,212,000 of new loans were made to this group and repayments of $2,342,000 were received.

NOTE 14 - COMMON STOCK AND EARNINGS PER SHARE

SFAS No. 128, "Earnings per Share" requires that the Company present basic and diluted net income per common share. The assumed conversion of stock options creates the difference between basic and diluted net income per common share. Income per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic net income per common share was 3,182,094 in 2001, 3,167,850 in 2000 and 3,290,700 in 1999. The weighted average number of common shares outstanding for diluted net income per common share was 3,268,879 in 2001, 3,279,150 in 2000, and 3,412,500 in 1999.

The Company declared or issued five percent common stock dividends in 2001, 2000, and 1999. Net income per common share in prior years has been restated to reflect these transactions.

NOTE 15 - RESTRICTION OF DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Banks. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Banks. At December 31, 2001 the Banks' retained earnings were approximately $11,627,000.

NOTE 16 - STOCK OPTION COMPENSATION PLANS

The Company has a stock option compensation plan through which the Board of Directors may grant stock options to officers and employees to purchase common stock of the Company at prices not less than 100 percent of the fair value of the stock on the date of grant. The outstanding options become exercisable in various increments beginning on the date of grant and expiring five to ten years from the date of grant. The Company also has a directors' stock option plan through which non-employee directors of the Company shall be granted options to purchase 500 shares of common stock for each year served on the board to a maximum of 5,000 options per director. The option price shall not be less than 100 percent of the fair value of the stock on the grant date. The outstanding options become exercisable on the grant date and expire at the earlier of the end of the director's term or ten years from the grant date.

The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related Interpretations in accounting for the plans. Accordingly, no compensation cost has been charged to operations. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method available under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

	For the years ended December 31,		
	2001	2000	1999
Net income (in thousands)			
As reported	$ 3,069	$ 2,431	$ 1,375
Pro forma	3,011	2,388	1,337
Basic net income per common share			
As reported	$ 0.96	$ 0.77	$ 0.42
Pro forma	0.95	0.75	0.41
Diluted net income per common share			
As reported	$ 0.94	$ 0.74	$ 0.40
Pro forma	0.92	0.73	0.39

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2001, 2000 and 1999: dividend yields from $.25 to $.15 per share, expected volatility from 5 to 15 percent, risk-free interest rates from 6.50 to 4.75 percent and expected life of 10 years.

(Continued)

NOTE 16 - STOCK OPTION COMPENSATION PLANS, Continued

A summary of the status of the plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below (all shares have been adjusted for stock dividends):

	2001		2000		1999	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	190,593	$ 7.57	224,782	$ 6.61	314,599	$ 3.70
Granted	18,900	15.79	8,820	16.25	5,209	12.86
Exercised	(2,806)	4.09	(41,862)	4.41	(94,644)	3.87
Forfeited or expired	-		(1,147)	10.67	(382)	4.06
Outstanding at end of year	206,687	$ 8.39	190,593	$ 7.57	224,782	$ 6.61
Options exercisable at year-end	187,871		175,858		196,621	
Weighted average fair value of options granted during the year	$ 15.79		$ 16.25		$ 12.86	
Shares available for grant	269,052		287,952		295,625	

The following table summarizes information at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number Exercisable	Weighted average exercise price
$ 4.09	43,450	2.5 years	$ 4.09	43,450	$ 4.09
7.05	95,703	5.3	7.05	95,703	7.05
10.73	1,818	6.3	10.73	1,818	10.73
10.70	18,224	6.6	10.70	12,148	10.70
10.70 - 10.71	14,574	6.8	10.70	9,714	10.70
12.98	5,202	7.3	12.98	5,202	12.98
16.33	8,816	8.3	16.33	8,816	16.33
15.24 - 16.24	18,900	9.5	15.24	11,020	15.24
	206,687			187,871	

The plans are administered by the Board of Directors or by a committee designated by the Board. The plans provide that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

NOTE 17 - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) retirement plan for all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to fifty percent of the first four percent of such contributions, subject to certain adjustments and limitations. Contributions to the plan of $85,089, $73,155 and $58,447 were charged to operations during 2001, 2000 and 1999, respectively.

Supplemental benefits have been approved by the Board of Directors for certain executive officers of The Peoples National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The Company recorded expense related to these benefits of $42,705, $42,705, and $37,712 in 2001, 2000, and 1999, respectively.

NOTE 18 - REGULATORY MATTERS

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Banks' categories. The Banks' actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in thousands)			
The Peoples National Bank:						
As of December 31, 2001						
Total Capital (to risk-weighted assets)	$ 17,471	11.08%	$ 12,614	8.00%	$ 15,768	10.00%
Tier I Capital (to risk-weighted assets)	16,149	10.24	6,308	4.00	9,462	6.00
Tier I Capital (to average assets)	16,149	8.06	8,014	4.00	10,018	5.00
As of December 31, 2000						
Total Capital (to risk-weighted assets)	$ 15,364	11.30%	$ 10,877	8.00%	$ 13,596	10.00%
Tier I Capital (to risk-weighted assets)	14,073	10.35	5,439	4.00	8,158	6.00
Tier I Capital (to average assets)	14,073	8.20	6,865	4.00	8,581	5.00

(Continued)

NOTE 18 - REGULATORY MATTERS, Continued

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in thousands)			
Bank of Anderson, N.A.:						
As of December 31, 2001						
Total Capital (to risk-weighted assets)	$ 6,333	12.31%	$ 4,116	8.00%	$ 5,145	10.00%
Tier I Capital (to risk-weighted assets)	5,706	11.09	2,058	4.00	3,087	6.00
Tier I Capital (to average assets)	5,706	8.99	2,539	4.00	3,174	5.00
As of December 31, 2000						
Total Capital (to risk-weighted assets)	$ 5,829	13.77%	$ 3,386	8.00%	$ 4,233	10.00%
Tier I Capital (to risk-weighted assets)	5,322	12.57	1,694	4.00	2,540	6.00
Tier I Capital (to average assets)	5,322	9.68	2,199	4.00	2,749	5.00
Seneca National Bank:						
As of December 31, 2001						
Total Capital (to risk-weighted assets)	$ 3,712	13.95%	$ 2,129	8.00%	$ 2,661	10.00%
Tier I Capital (to risk-weighted assets)	3,379	12.70	1,064	4.00	1,596	6.00
Tier I Capital (to average assets)	3,379	10.11	1,337	4.00	1,671	5.00
As of December 31, 2000						
Total Capital (to risk-weighted assets)	$ 3,514	19.12%	$ 1,470	8.00%	$ 1,838	10.00%
Tier I Capital (to risk-weighted assets)	3,289	17.00	735	4.00	1,102	6.00
Tier I Capital (to average assets)	3,289	12.66	1,039	4.00	1,299	5.00

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in other banks and federal funds sold and purchased.

Securities are valued using quoted fair market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

Fair value for variable rate loans that reprice frequently, loans held for sale, and for loans that mature in less than three months is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans, and all other loans (primarily commercial) maturing after three months is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and securities sold under repurchase agreements maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts and securities sold under repurchase agreements maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value for long-term FHLB advances is based on discounted cash flows using the Company's current incremental borrowing rate. Discount rates used in these computations approximate rates currently offered for similar borrowings of comparable terms and credit quality.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments are as follows (amounts in thousands):

	December 31,			
	2001		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:				
Cash and due from banks	$ 5,199	$ 5,199	$ 9,462	$ 9,462
Interest-bearing deposits in other banks	24	24	43	43
Federal funds sold	7,203	7,203	1,180	1,180
Securities available for sale	30,339	30,339	31,673	31,673
Securities held for investment	3,339	3,417	3,754	3,794
Other investments	1,815	1,815	1,088	1,088
Loans held for sale	40,925	40,925	16,992	16,992
Loans (gross)	212,536	217,172	185,026	183,175
Financial liabilities:				
Deposits	236,802	238,338	205,634	217,531
Securities sold under repurchase agreements	20,646	20,646	14,157	14,157
Federal funds purchased	-	-	3,660	3,660
Advances from Federal Home Loan Bank	23,985	23,985	8,000	8,000
Financial instruments with off-balance sheet risk:				
Commitments to extend credit	$ 49,529	$ 49,529	$ 45,555	$ 45,555
Standby letters of credit	4,817	4,817	4,891	4,891

NOTE 20 - CONDENSED FINANCIAL INFORMATION

Following is condensed financial information of Peoples Bancorporation, Inc. (parent company only) (amounts in thousands):

CONDENSED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Cash	$ 666	$ 1,203
Due from subsidiaries	191	224
Investment in bank subsidiaries	25,409	22,623
Premises and equipment	1,823	1,871
Other assets	785	69
	$ 28,874	$ 25,990
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 323	$ 175
Shareholders' equity	28,551	25,815
	$ 28,874	$ 25,990

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31, 2001	2000	1999
INCOME			
Fees and dividends from subsidiaries	$ 2,575	$ 2,225	$ 1,841
Other income	107	12	6
	2,682	2,237	1,847
EXPENSES			
Salaries and benefits	1,376	1,164	964
Occupancy	111	63	56
Equipment	125	126	104
Other operating	570	459	293
	2,182	1,812	1,417
EQUITY IN UNDISTRIBUTED NET INCOME OF BANK SUBSIDIARIES	2,550	2,007	958
Income before income taxes	3,050	2,432	1,388
INCOME TAX EXPENSE (BENEFIT)	(19)	1	13
Net income	$ 3,069	$ 2,431	$ 1,375

(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 3,069	$ 2,431	$ 1,375
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiaries	(2,550)	(2,007)	(958)
Depreciation	69	41	32
Amortization	4	4	4
(Increase) decrease in other assets	(720)	6	56
Increase (decrease) in other liabilities	148	(62)	135
Net cash provided by operating activities	20	413	644
INVESTING ACTIVITIES			
Investment in bank subsidiaries	-	-	(5,609)
Sale (purchase) of premises and equipment	(21)	(1,145)	1,358
Net cash used for investing activities	(21)	(1,145)	(4,251)
FINANCING ACTIVITIES			
Proceeds from the sale of stock and exercise of stock options	1	26	360
Cash dividends	(570)	(436)	(398)
Proceeds (repayment) of advances from subsidiaries	33	40	(81)
Net cash used for financing activities	(536)	(370)	(119)
Net decrease in cash	(537)	(1,102)	(3,726)
CASH, BEGINNING OF YEAR	1,203	2,305	6,031
CASH, END OF YEAR	$ 666	$ 1,203	$ 2,305

NOTE 21 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2001 and 2000 is as follows (amounts, except per share data, in thousands):

2001	Quarter ended March 31	June 30	September 30	December 31
Interest income	$ 5,055	$ 5,181	$ 5,128	$ 4,849
Interest expense	2,786	2,849	2,620	2,059
Net interest income	2,269	2,332	2,508	2,790
Provision for loan losses	133	119	149	491
Net interest income after provision for loan losses	2,136	2,213	2,359	2,299
Noninterest income	1,214	1,292	1,281	1,480
Noninterest expenses	2,239	2,396	2,382	2,550
Income before income taxes	1,111	1,109	1,258	1,229
Provision for income taxes	399	397	452	390
Net income	$ 712	$ 712	$ 806	$ 839
Basic net income per common share (1)	$ 0.22	$ 0.22	$ 0.25	$ 0.26
Diluted net income per common share (1)	$ 0.22	$ 0.22	$ 0.25	$ 0.25
Basic weighted average shares outstanding (1)	3,168,046	3,168,046	3,168,937	3,182,094
Diluted weighted average shares outstanding (1)	3,255,229	3,247,522	3,264,417	3,268,879

2000	Quarter ended March 31	June 30	September 30	December 31
Interest income	$ 4,251	$ 4,646	$ 4,914	$ 5,024
Interest expense	1,977	2,273	2,430	2,594
Net interest income	2,274	2,373	2,484	2,430
Provision for loan losses	163	155	180	183
Net interest income after provision for loan losses	2,111	2,218	2,304	2,247
Noninterest income	465	628	764	774
Noninterest expenses	1,787	1,952	2,007	2,057
Income before income taxes	789	894	1,061	964
Provision for income taxes	263	312	365	337
Net income	$ 526	$ 582	$ 696	$ 627
Basic net income per common share (1)	$ 0.17	$ 0.19	$ 0.23	$ 0.19
Diluted net income per common share (1)	$ 0.16	$ 0.17	$ 0.22	$ 0.19
Basic weighted average shares outstanding (1)	3,137,822	3,145,753	3,014,996	3,218,616
Diluted weighted average shares outstanding (1)	3,257,821	3,381,771	3,099,781	3,308,138

(1) Per share data has been restated to reflect 5 percent stock dividends.

PEOPLES
BANCORPORATION, INC.

P.O. Box 1989 Easley, SC 29641
Phone: (864) 859-2265 • Fax: (864) 859-5121
www.peoplesbc.com

BANK OF ANDERSON

201 East Greenville Street
Anderson, SC 29621
Phone: (864) 224-3777
Fax: (864) 222-0006
www.bankanderson.com

PNB

Post Office Box 1989
Easley, South Carolina 29641-1989
Phone: (864) 859-2265
Fax: (864) 859-0285
www.bankpnb.com

SENECA
NATIONAL BANK

P.O. Box 639 • Seneca, SC 29679-0639
Phone: (864) 888-2265 • Fax: (864) 888-2262
www.senecanb.com

TOGETHER, OUR FUTURE IS BRIGHT.



PEOPLES BANCORPORATION, INC

PO BOX 1989
EASLEY, SC 29641-1989

WWW.PEOPLESBC.COM